FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of February 2007

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

ATTACHMENT C

Appendix 4D

Half yearly report

Appendix 4D Rule 4.2A.3

Half yearly report

Half-year Ended 31 December 2006

AMCOR LIMITED

ABN 62 000 017 372

2.         Results for announcement to the market

					$A million
2.1	Revenues from ordinary activities	down	4.8%	to	$5,472.1

2.2	Profit (loss) after tax attributable to members • Before significant items	down	13.7%	to	$185.0
	• After significant items	down	41.7%	to	$117.7

2.3	Net profit (loss) for the period attributable to members • Before significant items	down	13.7%	to	$185.0
	• After significant items	down	41.7%	to	$117.7

Dividends	Amount per security	Franked amount per security
Current period 2.4 Interim dividend	17.0 cents	Nil

Previous corresponding period 2.4 Interim dividend	17.0 cents	2.6 cents

2.5 Record date for determining entitlements to the dividend	Interim dividend – 7 March 2007

2.6 Brief explanation of any figures in 2.1 to 2.4 – refer press release attached

1

3.         Net tangible assets

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	$1.63	$1.94

4.         Details of material entities over which control has been gained or lost

There have been no material entities over which control has been gained or lost

5.         Details of individual dividends and payment dates – refer attached half year financial statements.

6.         Details of dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) is in operation.  The issue price is calculated on the arithmetic average of the daily weighted average price for the nine ASX business days commencing the 9th March and concluding 22nd March 2006 inclusive.  The last date for receipt of election notices for the dividend reinvestment plan is the 7th of March 2007.

7.         Not applicable

8.         Not applicable

9.         The accounts are not subject to audit dispute or qualification (a copy of the review report is included in the half year accounts attached).

2

Additional Information

Earnings per security (EPS)	Current period	Previous corresponding period
Calculation of the following in accordance with AASB 1027: Earnings per Share
(a) Basic EPS	13.1	23.0
(b) Diluted EPS	12.6	22.5
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	900.9 million	879.2 million

Date:	20 February 2007
Julie McPherson
Company Secretary

3

AMCOR  LIMITED

A.B.N.  62 000 017 372

INTERIM FINANCIAL REPORT

31 DECEMBER 2006

Amcor Limited and its controlled entities

Directors’ report

The directors present their report together with the consolidated interim financial report for the half-year ended 31 December 2006 and the auditor’s review report thereon.

Directors

The directors of the company at any time during or since the end of the half-year are:

Name	Period of directorship
Non-executive
C I (Chris) Roberts – Chairman	Director since 1999 – appointed Chairman 2000
R K (Keith) Barton	Director since 1999
G J (John) Pizzey	Director since 2003
E J J (Ern) Pope	Director since 2005
J G (John) Thorn	Director since 2004
G A (Geoff) Tomlinson	Director since 1999

Executive
K N (Ken) MacKenzie	Director since 2005

Review of operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in Amcor’s Statement to Stock Exchanges and Media dated 20 February 2007.

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor’s independence declaration is set out on page 3 and forms part of the director’s report for the half-year ended 31 December 2006.

Rounding off

The consolidated entity is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded off to the nearest $100,000 unless otherwise stated.

Signed in accordance with a resolution of the directors, dated at Melbourne, this 20th day of February 2007.

C I Roberts
Chairman

2

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Amcor Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the financial period ended 31 December 2006 there have been:

(a)          no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b)         no contravention of any applicable code of professional conduct in relation to the review.

KPMG

P M Shannon

Partner

Melbourne
20 February 2007

3

Amcor Limited and its controlled entities

Consolidated income statement

For the six months ended 31 December 2006

			2005
	Note	2006	Restated*
		$m	$m

Sales revenue from continuing operations	3	5,472.1	5,518.1
Cost of sales		(4,658.3)	(4,645.4)
Gross profit		813.8	872.7
Other income	3	22.7	46.5
Sales and marketing expenses		(162.8)	(155.0)
General and administration expenses		(419.1)	(343.0)
Research costs		(19.2)	(16.1)
Share of net profit of associates	3	10.4	2.8
Profit from operations		245.8	407.9

Financial income		12.1	11.6
Financial expenses		(116.6)	(132.7)
Net finance costs	3	(104.5)	(121.1)

Profit before related income tax expense	3	141.3	286.8
Income tax expense		(22.2)	(56.7)
Profit from continuing operations		119.1	230.1
Profit/(loss) from discontinued operations, net of tax		6.8	(25.0)
Profit for the financial period		125.9	205.1

Profit attributable to:
Members of Amcor Limited		117.7	201.9
Minority interest		8.2	3.2
		125.9	205.1

	Cents	Cents
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share	12.3	25.8
Diluted earnings per share	11.9	24.9

Earnings per share for profit attributable to the ordinary equity holders of the company
Basic earnings per share	13.1	23.0
Diluted earnings per share	12.6	22.5

*See change in accounting policy – Note 1(c); correction of prior period error – Note 2 and discontinued operations – Note 5.

The above consolidated income statement should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report set out on pages 8 to 19.

4

Amcor Limited and its controlled entities

Consolidated balance sheet

As at 31 December 2006

			June
	Note	2006	2006 Restated*
		$m	$m

Current assets
Cash and cash equivalents		166.3	113.9
Trade and other receivables		1,603.0	1,691.9
Inventories		1,333.4	1,380.3
Other financial assets		7.5	10.8
Total current assets		3,110.2	3,196.9

Non-current assets
Investments accounted for using the equity method		285.5	283.1
Other financial assets		27.2	19.1
Property, plant and equipment		4,185.3	4,296.8
Deferred tax assets		144.3	133.4
Intangible assets		1,785.1	1,888.4
Other non-current assets		78.0	80.5
Total non-current assets		6,505.4	6,701.3
Total assets		9,615.6	9,898.2

Current liabilities
Trade and other payables		1,941.2	2,076.6
Interest-bearing liabilities		975.1	690.4
Subordinated convertible securities	6	219.8	464.2
Other financial liabilities		6.1	3.2
Current tax liabilities		54.8	54.7
Provisions		318.4	290.0
Total current liabilities		3,515.4	3,579.1

Non-current liabilities
Trade and other payables		33.2	31.1
Interest-bearing liabilities		1,928.0	2,084.9
Other financial liabilities		0.4	—
Deferred tax liabilities		271.6	283.9
Provisions		95.9	100.6
Retirement benefit obligations		250.0	246.6
Total non-current liabilities		2,579.1	2,747.1
Total liabilities		6,094.5	6,326.2
NET ASSETS		3,521.1	3,572.0

Equity
Contributed equity		2,908.8	2,810.3
Reserves		(176.9)	(84.5)
Retained profits		733.8	794.6
Total equity attributable to equity holders of the parent		3,465.7	3,520.4
Minority interest		55.4	51.6
TOTAL EQUITY	8	3,521.1	3,572.0

*See change in accounting policy – Note 1(c); and correction of prior period error – Note 2.

The above consolidated balance sheet should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report set out on pages 8 to 19.

5

Amcor Limited and its controlled entities

Consolidated statement of recognised income and expense

For the six months ended 31 December 2006

	Note		2006	2005 Restated*
			$m	$m

Available for sale financial assets, net of tax			4.5	0.5
Cash flow hedges, net of tax			1.2	8.0
Exchange differences on translation of foreign operations			(101.3)	89.3
Actuarial gains and (losses) on defined benefit plans			(25.1)	4.0
Income and expense recognised directly in equity			(120.7)	101.8
Profit for the financial period			125.9	205.1
Total recognised income and expense for the financial period			5.2	306.9

Total recognised income and expense for the financial period is attributable to:
Members of Amcor Limited			(2.9)	305.0
Minority interest			8.1	1.9
			5.2	306.9

Effects of changes in accounting policy, net of tax:	1	(c)
Attributable to members of Amcor
- decrease in contributed equity at the beginning of the financial period			—	(596.6)
- increase in retained earnings at the beginning of the financial period			—	3.2
- decrease in reserves at the beginning of the financial period			—	(28.1)
			—	(621.5)
Attributable to minority interest			—	—
			—	(621.5)

Other movements in equity arising from transactions with owners as owners are set out in Note 8.  The amounts recognised directly in equity are disclosed net of tax.

*See change in accounting policy – Note 1(c).

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report set out on pages 8 to 19.

6

Amcor Limited and its controlled entities

Consolidated cash flow statement

For the six months ended 31 December 2006

	2006	2005
	$m	$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services sales tax)	5,543.3	5,803.7
Payments to suppliers and employees (inclusive of goods and services sales tax)	(5,154.3)	(5,415.3)
Dividends received	0.8	1.9
Other income received	18.6	26.4
Finance income received	12.2	11.1
Finance expenses paid	(106.3)	(117.6)
Income taxes paid	(34.5)	(55.3)
Net cash from operating activities	279.8	254.9

Cash flows from investing activities
Repayment of loans by associated companies and other persons	0.3	0.2
Payments for controlled entities, businesses and associates, net of cash	(20.3)	(6.0)
Payments for property, plant and equipment	(251.4)	(210.3)
Proceeds on disposal of associate, controlled entities and businesses	34.6	—
Proceeds on disposal of controlled entities and business treated as discontinued	18.5	—
Proceeds on disposal of property, plant and equipment	43.9	22.4
Net cash from investing activities	(174.4)	(193.7)

Cash flows from financing activities
Proceeds from share issues and calls on partly-paid shares	11.0	12.2
Payments for shares bought back	(134.3)	—
Proceeds from borrowings	2,595.4	2,735.1
Repayment of borrowings	(2,364.8)	(2,727.8)
Principal lease repayments	(2.8)	(1.9)
Dividends and other equity distributions paid	(156.6)	(150.9)
Net cash from financing activities	(52.1)	(133.3)

Net increase/(decrease) in cash held	53.3	(72.1)
Cash and cash equivalents at the beginning of the financial period	65.0	213.8
Effects of exchange rate changes on cash and cash equivalents	(0.7)	8.5
Cash and cash equivalents at the end of the financial period	117.6	150.2

Reconciliation of cash and cash equivalents

For purposes of the Cash Flow Statements, cash and cash equivalents includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash and cash equivalents as at the end of the financial year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

Cash assets and cash equivalents	166.3	243.2
Bank overdrafts	(48.7)	(93.0)
	117.6	150.2

The above consolidated cash flow statement should be read in conjunction with the accompanying condensed notes to the consolidated interim financial report set out on pages 8 to 19.

7

Amcor Limited and its controlled entities

Condensed notes to the consolidated interim financial report

For the six months ended 31 December 2006

1.              Summary of significant accounting policies

Amcor Limited (the “company”) is a company domiciled in Australia.  The consolidated interim financial report of the company as at and for the six months ended 31 December 2006 comprises the company and its subsidiaries (together referred to as the “consolidated entity”) and the consolidated entity’s interests in associates and jointly controlled entities.

The consolidated full year financial report of the consolidated entity as at and for the year ended 30 June 2006 is available upon request from the company’s registered office at 679 Victoria Street, Abbotsford 3067, Victoria, Australia or at www.amcor.com.au.

(a) Basis of preparation of the condensed consolidated interim financial report

The condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with the requirements of Accounting Standard AASB 134 Interim Financial Reporting, the recognition and measurement requirements of applicable Australian Accounting Standards (‘AASBs’), adopted by the Australian Accounting Standards Board (‘AASB’), and other authoritative pronouncements of the AASB and the Corporations Act 2001.  Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 Interim Financial Reporting.

The condensed consolidated interim financial report does not include all of the information required for a full financial report, and should be read in conjunction with the full year financial report of the consolidated entity as at and for the year ended 30 June 2006 and any public announcements made by Amcor Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

This condensed consolidated interim financial report was approved by the Directors on 20 February 2007.

The consolidated entity is of a kind referred to in ASIC Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the condensed consolidated interim financial report have been rounded off to the nearest $100,000 or, where the amount is $50,000 or less, zero, unless specifically otherwise stated.

Except as described below in note 1(c), the accounting policies applied by the consolidated entity in this condensed consolidated interim financial report are the same as those applied by the consolidated entity in its full year financial report as at and for the year ended 30 June 2006.

Historical cost convention

The condensed consolidated interim financial report has been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments, and financial assets and liabilities measured at fair value.

Critical accounting estimates

The preparation of the interim financial report, in conformity with Australian Accounting Standards, requires management to make judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  These critical estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the consolidated entity’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated entity’s full year financial report as at and for the year ended 30 June 2006.

Investments accounted for using the equity method

Due to the timing of the reporting process of a particular associate investment, management were unable to obtain certain financial information for the six months to 31 December 2006 for recognition in this interim financial report.  To ensure that the investment has been appropriately accounted for in accordance with the consolidated entity’s accounting policies management recognised an estimate of the consolidated entity’s share of profits of the associate.  This estimate has been based on management’s assessment of all publicly available information released by the associate as at 31 December 2006.

It is not anticipated that management will be required to re-perform such an estimate in future reporting periods as the timing of the reporting process and release of information from the associate investment is expected to change such that the relevant financial information will be available for recognition in future financial reports of the consolidated entity.

Early adoption of standards

The consolidated entity has elected to early adopt the following new and revised accounting standard and interpretation that have been issued, before their application date:

•                  AASB 101 Presentation of Financial Statements (issued October 2006);

•                  Interpretation 10 Interim Financial Reporting and Impairment (issued September 2006).

8

(b) Recently issued accounting standards and interpretations

The accounting standards that have not been early adopted for the half-year ended 31 December 2006, but will be applicable to the consolidated entity in future reporting periods are:

AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007.  The consolidated entity has not adopted these standards early.  Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the consolidated entity’s financial statements.

(c) Change in accounting policies

In the prior financial year the consolidated entity adopted AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement in accordance with the transitional rules of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards.  This change has been accounted for by adjusting the opening balance of contributed equity, retained earnings and reserves at 1 July 2005, as disclosed in the Total Equity Reconciliation in Note 8.

In the current period, the consolidated entity has adopted the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for annual reporting periods beginning on or after 1 July 2006.  The adoption of these new and revised Standards and Interpretations has resulted in changes to the consolidated entity’s accounting policies in the following areas:

•      financial guarantee contracts (AASB 2005-09 Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 and AASB 132))

•      lease accounting (Interpretation 4 Determining whether an Arrangement contains a Lease);

•      accounting for fund reimbursement or contributions (Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds);

•      accounting for hyperinflationary economies (Interpretation 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies); and

•      recognition of waste liabilities (Interpretation 6 Liabilities arising from participating in a Specific Market – Waste Electrical & Electronic Equipment);

•      recognition of derivatives (Interpretation 9 Reassessment of Embedded Derivatives).

The change in the consolidated entity’s accounting policies are recognised retrospectively in accordance with the transitional provisions of each new and revised Standard and Interpretation issued.  The adoption of these new and revised Standards and Interpretations has had no financial impact on the consolidated entity’s income statement or balance sheet presented in this interim report.

2.              Correction of prior period error

Deferred tax asset and liability set off

As at 30 June 2006 the consolidated entity failed to appropriately set off assets and liabilities in respect of entities holding both deferred tax assets and deferred tax liabilities within the same tax jurisdiction, as required by AASB 112 Income Taxes.  This error had the effect of overstating total assets and total liabilities by $257.3 million.  The error had no impact on the amounts reported in the income statement, statement of recognised income and expense or the cash flow statement of the consolidated entity for the year ended 30 June 2006.

In this interim financial report the error has been corrected by restating each of the affected financial statement line items for the prior period.  Deferred tax assets and deferred tax liabilities previously reported at 30 June 2006 of $390.7 million and $541.2 million respectively have been adjusted by $257.3 million and are presented in this consolidated interim financial report at $133.4 million and $283.9 million.

Diluted Earnings per share attributable to the ordinary equity holders of the Company

When calculating diluted earnings per share, AASB 133 Earnings per Share requires the profit or loss attributable to ordinary equity holders of the company to be adjusted for the income or expense impact relating to dilutive potential ordinary shares.  At 31 December 2005 the consolidated entity inadvertently understated the adjustment to profit for interest recognised during the period relating to the Perpetual Amcor Convertible Reset Securities.  This error had the effect of understating the diluted earnings per share attributable to ordinary equity holders of the company, presented on the face of the income statement, by 2.0 cents.

In this interim financial report the error has been corrected by restating the 31 December 2005 diluted earning per share attributable to the ordinary equity holders of the company to 22.5 cents, as presented on the face of the income statement.

9

3.              Segment information

Business segments are the primary reporting segments as they reflect the consolidated entity’s management reporting system.  The consolidated entity is organised on a global basis into the following business segments by product type:

Amcor PET

Polyethylene Terephthalate (PET) packaging for a broad range of predominantly beverage and food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items and plastic caps for a wide variety of applications.

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; plastic metal closures; glass wine bottles; multi-wall sacks; cartonboard; paper and paper recycling.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.  Specialty folding cartons for tobacco, confectionery and cosmetics.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products.  The business also manufactures corrugated and other, mostly fibre based, specialty product packaging including ‘point of sale’ displays.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging for the food and industrial markets.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Segment result is profit before unallocated finance costs and income tax.  Unallocated items mainly comprise interest-bearing loans and borrowings.  Segment revenues, expenses and results include transfers between segments.   Such transfers are generally priced on an “arm’s length” basis and are eliminated on consolidation.

10

							Unallocated/	Consolidated
		Amcor	Amcor	Amcor	Amcor		Inter-segment	continuing	Discontinued
$million	Amcor PET	Australasia	Flexibles	Sunclipse	Asia	Other	eliminations	operations	operations*	Consolidated
31 December 2006

Segment revenue
Total sales revenue	1,970.4	1,294.0	1,498.0	651.6	62.9	—	(4.8)	5,472.1	—	5,472.1
Share of net profits of associates	—	—	—	—	10.4	—	—	10.4	—	10.4
Other income	8.2	6.3	6.1	0.2	0.6	1.3	—	22.7	—	22.7
Total segment revenue	1,978.6	1,300.3	1,504.1	651.8	73.9	1.3	(4.8)	5,505.2	—	5,505.2

Segment result
Profit before interest, related income tax expense and significant items	118.0	121.7	85.1	36.3	16.6	(27.1)	—	350.6	—	350.6
Net finance costs								(104.5)	—	(104.5)
Profit from ordinary activities before related income tax expense and significant items								246.1	—	246.1
Significant items before related income tax expense	(6.1)	(67.4)	(31.3)	—	—	—	—	(104.8)	6.8	(98.0)
Profit before related income tax expense								141.3	6.8	148.1

*Discontinued operations include the White Cap Metal Closures (previously reported in the Amcor Flexibles segment) and Asian Corrugated businesses (previously reported in the Amcor Asia segment) that were announced as sold on 23 February 2006 - refer Note 5.

11

							Unallocated/	Consolidated
		Amcor	Amcor	Amcor	Amcor		Inter-segment	continuing	Discontinued
$million	Amcor PET	Australasia	Flexibles	Sunclipse	Asia	Other	eliminations	operations	operations*	Consolidated

31 December 2005

Segment revenue
Total sales revenue	2,026.2	1,320.6	1,439.6	629.9	103.1	9.1	(10.4)	5,518.1	232.0	5,750.1
Share of net profits of associates	—	—	—	—	2.8	—	—	2.8	—	2.8
Other income	8.4	5.3	9.4	0.2	16.4	6.8	—	46.5	3.6	50.1
Total segment revenue	2,034.6	1,325.9	1,449.0	630.1	122.3	15.9	(10.4)	5,567.4	235.6	5,803.0

Segment result
Profit before interest, related income tax expense and significant items	130.3	153.8	87.0	31.2	15.9	(27.2)	—	391.0	10.2	401.2

Net finance costs								(121.1)	(2.9)	(124.0)

Profit from ordinary activities before related income tax expense and significant items								269.9	7.3	277.2

Significant items before related income tax expense	—	—	—	—	16.2	0.7	—	16.9	(37.9)	(21.0)
Profit before related income tax expense								286.8	(30.6)	256.2

*Discontinued operations include the White Cap Metal Closures (previously reported in the Amcor Flexibles segment) and Asian Corrugated businesses (previously reported in the Amcor Asia segment) that were announced as sold on 23 February 2006 - refer Note 5.

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4.     Significant items

	2006	2005
	$m	$m

Significant items before related income tax expense
Fair value of right to subscribe to AMVIG (formerly Vision Grande) shares	—	16.2
Over provision of impairment of Plastube business	—	0.7
Impairment of Asian corrugated, sacks and closures businesses	—	(22.6)
White Cap Metal Closures business gain on disposal and impairment (loss)	6.8	(15.3)
PET business integration and restructure	(6.1)	—
Flexibles market sector rationalisation	(31.3)	—
Fibre Packaging Australasia restructuring	(67.4)	—
Significant items before related income tax expense	(98.0)	(21.0)

Related income tax (expense)/benefit on significant items (where applicable)
Income tax benefit on impairment of Asian corrugated, sacks and closures businesses	—	0.8
Income tax benefit on White Cap Metal Closures business impariment (loss)	—	6.1
Income tax benefit on PET business integration and restructure	1.0	—
Income tax benefit on Flexibles market sector rationalisation	7.3	—
Income tax benefit on Fibre Packaging Australasia restructuring	22.4	—
Income tax benefit on over provision of impariment of Plastube business	—	(0.3)
Under provision of income tax benefit on asset impairments	—	1.9
Income tax benefit on significant items	30.7	8.5
Significant items after related income tax expense	(67.3)	(12.5)

Significant Items attributable to:
Members of Amcor Limited	(67.3)	(12.5)
Minority interest	—	—
	(67.3)	(12.5)

Significant items after related income tax expense attributed to:
Continuing operations	(74.1)	18.5
Discontinued operations	6.8	(31.0)
	(67.3)	(12.5)

5.              Acquisitions and disposals

Acquisitions

On 3 July 2006 the consolidated entity announced that it had entered into an agreement to subscribe for new shares to purchase a 16.67% holding in K Laser China Group Co. Limited (‘K Laser China’), a subsidiary of the Taiwan publicly listed K Laser Technology Inc. (‘K Laser Technology’), for consideration of $13.4 million (US$10.0 million).  The consolidated entity has options to invest a further $20.1 million (US$15.0 million) in new shares and acquire existing shares for $16.9 million (US$12.6 million) to increase its shareholding in K Laser China to 50.1% over the next two years.

The consolidated entity also purchased 5.6 million new shares in K Laser Technology for a consideration of $4.7 million (US$3.5 million), giving it a 4.2% shareholding in that company.  In addition K Laser Technology has an option to require the consolidated entity to invest a further $11.0 million (US$8.2 million) over the next two years upon the exercise of the K Laser China options discussed above.

13

In accordance with the consolidated entity’s accounting policies, the 16.67% investment in K Laser China has been recognised as an investment in an associate and has been equity accounted, while the 4.2% investment in the listed entity K Laser Technology is an available for sale financial asset and has been measured at fair value.

Disposals

The consolidated entity did not dispose of any significant operations during the six months to 31 December 2006 nor during the six month period to 31 December 2005.

On 23 February 2006 the consolidated entity announced the disposal of the White Cap Metal Closures business for $333.0 million with effect from 1 June 2006.  On that same date it was also announced that the Asian Corrugated business had also been disposed of for consideration of $12.9 million with effect from 28 February 2006.  These businesses have been presented as discontinued operations in this consolidated interim financial report.

The financial information related to these disposed operations are presented in the consolidated entity’s full year financial report for the year ended 30 June 2006.

6.     Subordinated Convertible Securities

	Dec	June
	2006	2006
	$m	$m
1996 issue of 7.25% Undated Subordinated Convertible Unsecured Notes	—	246.0
PACRS2	219.8	218.2
	219.8	464.2

Undated Subordinated Convertible Unsecured Notes

The Undated Subordinated Convertible Unsecured Notes (PRIDES) were convertible subordinated debt securities that paid a semi-annual coupon of 7.25% per annum and gave note holders a right to convert into American Depositary Receipts (ADRs) of the parent entity, Amcor Limited, at a prescribed conversion rate any time prior to 18 November 2006.  Each ADR represents four ordinary shares in the parent.

On 20 November 2006, the conversion period for the USD 230.0 million PRIDES concluded with 94.5% of the notes converted to equity with the remaining notes redeemed by the consolidated entity at their face value of $16.7 million (US$12.6 million).

During the six months to 31 December 2006 3,379,303 notes were converted to 32,925,676 ordinary shares (six months to 31 December 2005: nil) increasing share capital by $221.8 million (2005: nil).

The Amcor PRIDES are no longer listed on the NASDAQ Exchange.

Perpetual Amcor Convertible Reset Securities Second Tranche (PACRS2)

PACRS2 are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes issued in 2002.  Non-cumulative interest is paid semi-annually on PACRS2 at a coupon rate of 8.57% per annum fixed until the first reset date being 30 April 2007.

On 24 January 2007, the consolidated entity announced that the PACRS2 notes will be converted to equity on 30 April 2007 pursuant to the terms of the issue.  The consolidated entity also announced the intention to make an off-market offer to repurchase the notes on 30 April 2007 to provide a cash alternative to holders (refer Note 11).

The number of PACRS2 notes on issue at 31 December 2006 is 2,099,000 (30 June 2006: 2,099,000) with a carrying book value of $219.8 million (30 June 2006: $218.2 million).

7.              Issuances, repurchases and repayments of securities

Subordinated Convertible Securities

During the six months to 31 December 2006 3,379,303 notes were converted to 32,925,676 ordinary shares (six months to 31 December 2005: nil) increasing share capital by $221.8 million (2005: nil).

Refer to Note 6 for further information with regards to subordinated convertible securities held by the consolidated entity.

14

Employee options and performance rights

During the six months to 31 December 2006 1,248,300 (2005: 1,741,800) ordinary shares were issued for various prices as a result of the exercise of 1,248,300 (2005: 1,741,800) options.  The issue of these options and repayment of loans under the Employee Share/Option Plan increased share capital by $10.2 million (2005: $12.9 million).  In addition, 160,000 (2005: 60,000) partly paid shares were called increasing share capital by $0.8 million (2005: $0.4 million).

The company has also granted 5,139,150 (2005: 750,000) options over ordinary shares during the period at an exercise price of $6.78 (2005: $6.78) resulting in the recognition of an employee share option expense of $2.2 million (2005: $1.8 million).  In addition, performance rights of 1,717,475 (2005: 300,000) were granted with an employee share option expense of $0.9 million (2005: nil) being recognised.

Options totalling 1,079,680 (2005: 1,412,178) over ordinary shares and 8,350 (2005: nil) performance rights were cancelled during the period.

Share buy-back

For the six months to 31 December 2006, the company completed the on market buy-back of 18,806,024 fully paid ordinary shares.  The total consideration of shares bought back on market was $134.3 million being an average, including incidental costs, of $7.22 per share.  No share buy-back was performed during the six months to 31 December 2005.

15

8.     Total equity reconciliation

	Attributable to shareholders of the Company
			Available for	Cash flow	Share-based	Exchange
	Contributed	Retained	sale revaluation	hedge	payments	fluctuation	Total	Minority
$millions	equity	profits	reserve	reserve	reserve	reserve	reserves	interest	Total equity
Balance at 1 July 2006	2,810.3	794.6	(1.8)	(19.0)	7.8	(71.5)	(84.5)	51.6	3,572.0
Total recognised income and expense for the period	—	92.6	4.5	1.2	—	(101.2)	(95.5)	8.1	5.2
Contributions of equity, net of transaction costs	232.8	—	—	—	—	—	—	—	232.8
Share-based payments options expense	—	—	—	—	3.1	—	3.1	—	3.1
Share buy-back	(134.3)	—	—	—	—	—	—	—	(134.3)
Dividends provided or paid	—	(153.4)	—	—	—	—	—	—	(153.4)
Dividends paid to minority interests in subsidiaries	—	—	—	—	—	—	—	(3.2)	(3.2)
Disposals of controlled entities and businesses	—	—	—	—	—	—	—	(1.1)	(1.1)
Balance at 31 December 2006	2,908.8	733.8	2.7	(17.8)	10.9	(172.7)	(176.9)	55.4	3,521.1

Balance at 1 July 2005	3,322.1	726.1	—	—	4.4	(152.6)	(148.2)	78.0	3,978.0
Effect of change in accounting policy relating to adoption of AASB 132 & AASB 139, net of tax	(596.6)	3.2	(1.7)	(28.0)	—	1.6	(28.1)	—	(621.5)
Balance at 1 July 2005 - re-stated	2,725.5	729.3	(1.7)	(28.0)	4.4	(151.0)	(176.3)	78.0	3,356.5
Total recognised income and expense for the period	—	205.9	0.5	8.0	—	90.6	99.1	1.9	306.9
Contributions of equity, net of transaction costs	13.3	—	—	—	—	—	—	—	13.3
Share-based payments options expense	—	—	—	—	1.8	—	1.8	—	1.8
Dividends provided or paid	—	(149.3)	—	—	—	—	—	—	(149.3)
Minority interest buy-out	—	—	—	—	—	—	—	(5.8)	(5.8)
Dividends paid to minority interests in subsidiaries	—	—	—	—	—	—	—	(3.3)	(3.3)
Other	—	—	—	—	—	(0.3)	(0.3)	0.2	(0.1)
Balance at 31 December 2005	2,738.8	785.9	(1.2)	(20.0)	6.2	(60.7)	(75.7)	71.0	3,520.0

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9.  Dividends

		2006		2005
		Cents per		Cents per
		share	Total	share	Total
			$m		$m
(a)	Dividends provided for or paid during the period Final dividend paid on 29 September 2006 franked at 15% on tax paid at 30% (2005: 28 September 2005 franked at 22% based on tax paid at 30%)	17.0	153.4	17.0	149.3

(b)	Dividends not recognised at period end The directors have recommended the payment of an interim dividend, expected to be paid on 30 March 2007 franked at 0% on tax paid at 30% (2005: 31 March 2006 franked at 15% on tax paid at 30%) of which 75% is sourced from the Conduit Foreign Income Account (2005: nil).	17.0	152.5	17.0	149.5

10.  Contingencies

Other than set out below, there were no material changes in contingent liabilities or contingent assets since 30 June 2006.

Competition Law Investigations

Leniency Application — Australia

On 21 December 2005, the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives.  The proceedings are in respect of alleged cartel conduct in the Australian corrugated packaging industry.  The ACCC alleges that the Visy Group companies (being Amcor’s competitors) and executives engaged in conduct in the corrugated fibreboard container industry that was anti-competitive, including engaging in price fixing and market sharing, in contravention of section 45 of the Australian Trade Practices Act 1974.

The ACCC also announced on 21 December 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC. The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003): see http://www.accc.gov.au/content/index.phtml/itemId/459479.  Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct.  The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel.  As a result of this grant of immunity, Amcor does not expect to incur any pecuniary penalties arising out of the ACCC investigations.

Leniency Application — New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (“Commerce Act”).

On 29 November 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand.  Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (“NZ Leniency Policy”).  The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on 1 December 2004.  Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of any cartel conduct.  Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

17

Estimated Damages — New Zealand

As a result of the grant of conditional immunity, Amcor does not expect to incur any pecuniary penalties arising out of the NZCC investigation.  It is not possible at present to provide either a reasonable estimate, or a reasonable estimate range of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in New Zealand.

Third Party Claims Australia

Jarra Creek Central Packaging Shed Pty Ltd filed a class action claim in the Federal Court of Australia on 11 April 2006 against Amcor Ltd, Amcor Packaging (Australia) Ltd and Fibre Containers (Queensland) Pty Ltd alleging cartel behaviour and seeking declarations, injunctions and unspecified damages.

The class action filed in the Federal Court contains allegations only.  These are not admissions by any party and evidence will have to be proved in court.  Amcor is defending the claims made in the class action.  In the event that Amcor is not wholly successful in defending the class action, Amcor has cross-claimed against those Visy Group companies, which are respondents to the ACCC penalty proceeding, claiming contribution for any damages which may be awarded against Amcor in the class action.

It is too early for Amcor to form any view on the outcome of the litigation including any claim for contribution against the Visy Group companies.  Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in either these proceedings or any proceedings which may be instituted by third parties.

Although it is not possible at present to establish a reasonable estimated range of damages, there can be no assurance that any damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Cadbury Schweppes filed a proceeding in the Federal Court of Australia on 15 December 2006 against Amcor Limited and Amcor Packaging (Australia) Pty Ltd alleging cartel behaviour between Amcor and Visy (and related contract claims). Cadbury Schweppes claims damages and rectification of certain supply contracts. Although the amount claimed totals approximately $120.0 million, certain of the claims overlap.

The Cadbury Schweppes action filed appears to adopt portions of the ACCC’s proceedings in relation to the corrugated business.  These allegations in the ACCC proceeding are yet to be proved in court and have been denied by Visy.

The Cadbury Schweppes action also alleges additional cartel conduct affecting certain supply contracts with Amcor and other matters in relation to various Amcor businesses.  These extended allegations appear to be widely speculative.

While it is too early for Amcor to form any view on the outcome of the litigation including any potential claim for contribution that may be available against the Visy Group companies the Company considers the proceeding to be misconceived in significant respects.  No reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in either these proceedings or any other proceedings which may be instituted by third parties.

11.  Events subsequent to balance date

The following subsequent events have occurred since the half-year ended 31 December 2006:

PACRS2 conversion and repurchase

PACRS2 are the Perpetual Amcor Convertible Reset Securities issued in May 2002 by Amcor Investments (New Zealand) Limited, a wholly owned subsidiary of Amcor Limited.  The securities have a reset date of 30 April 2007 (refer to Note 6).

On 24 January 2007 the consolidated entity announced that the $210.0 million PACRS2 convertible notes will be converted to equity on 30 April 2007.  Prior to the conversion, the issuer intends to offer to repurchase the PACRS2 notes off-market to provide holders with a cash alternative to receiving ordinary shares.

The number of Amcor Limited shares to be issued on the conversion of any remaining PACRS2 will be determined in accordance with the terms of issue and will depend on the average share price during the conversion pricing period ending in late April.  Based on the share price prevailing at the time of the announcement, the PACRS2 would convert to approximately 30 million shares in Amcor Limited.  However, the number of shares actually arising from the conversion will be reduced to the extent holders of PACRS2 accept the repurchase offer.

18

These initiatives are part of an ongoing capital management program.  The consolidated entity is also presently implementing an on-market share buy-back program announced on 6 July 2006, and will at a later time consider acquiring, subject to market conditions and the consolidated entity’s capital requirements at the time, some or all of the ordinary shares issued on conversion of the PACRS2 notes which are not repurchased under the PACRS2 repurchase offer.

The offer price for the repurchase of PACRS2 notes will be $105.2632 per note.  This offer price reflects the value of the conversion terms.  Settlement of the repurchase is scheduled for 30 April 2007, and holders accepting the repurchase offer will also receive the full amount of interest of $4.2498 per note for the final interest period up to and including 29 April 2007.

Increase in associate shareholding

On 1 February 2007 the consolidated entity acquired 7.8 million shares in the associate investment in AMVIG Holdings Limited (formerly Vision Grande Group Holdings Limited) for consideration of $6.7 million increasing the consolidated entity’s holding in the entity to 41.05%.

19

Directors’ declaration

In the opinion of the directors of Amcor Limited (“the Company”):

1.     the financial statements and notes set out on pages 4 to 19, are in accordance with the Corporations Act 2001 including:

a.     giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

b.     complying with Australian Accounting Standards AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2.     there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors, dated at Melbourne, this 20th day of February 2007.

C I Roberts
Chairman

20

Independent auditor’s review report to the members of Amcor Limited

Report on the Financial Report

We have reviewed the accompanying interim financial report of Amcor Limited, which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of recognised income and expenses and cash flow statement for the half-year ended on that date, a description of accounting policies and other selected explanatory notes 1 to 11, and the directors’ declaration set out on pages 4 to 20 of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.  This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review.  We conducted our review in accordance with Auditing Standard on Review engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.  As auditor of Amcor Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Amcor Limited is not in accordance with the Corporations Act 2001, including:

(a)   giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b)   complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

KPMG

P M Shannon

Partner

Melbourne

20 February 2007

21

For Immediate Release	Tuesday, 20 February 2007

AMCOR ANNOUNCES HALF YEAR RESULTS

Amcor announced today, that profit after tax and before significant items was $185 million for the half year ended 31 December 2006.  The half year dividend remained unchanged at 17 cents per share.

The company generated a sound operating cash flow for the half of $124.6 million.   Significant items after tax were a net loss of $67 million.

Today, the company announced it had completed strategic reviews of both the PET Packaging and Flexibles operations in Europe.

As a result it has been decided to proceed with divestment options for the PET Packaging business in Europe, and to undertake a comprehensive restructuring of the flexibles operations, the full details of which will be announced in April.

In addition, the company also announced it will build a new €26 million flexibles plant in Poland, specifically dedicated to a large multinational customer, as well as a new €12 million tobacco packaging plant in the Ukraine.

Amcor’s Managing Director and CEO, Mr Ken MacKenzie, said, “As part of The Way Forward agenda a detailed review of all businesses in the portfolio was undertaken.

“The growth markets that have been confirmed are flexibles and tobacco packaging in emerging markets, custom PET containers in North America, and some select market segments in Australasia.

“Today’s announcement of a new flexibles plant in Poland, serving one of the fastest growing food categories in Eastern Europe, is a clear fit with the company’s regional growth aspirations.  The returns from this €26 million investment are supported by a long term supply agreement.

“The tobacco packaging plant in the Ukraine involves a €12 million investment in one of the largest tobacco producing countries in Europe.  Following the period of extended success the business has achieved in Poland and Russia, this investment is the next logical step in the company’s Eastern European development.

“Following a strategic review of the PET Packaging business in Europe, it has been concluded that there are a number of attractive growth opportunities across the region, however it is clear that the PET industry in Europe is poised for rationalisation and consolidation.

2

“Amcor has prioritised its growth opportunities and has decided that it is not able to fund its global growth plans and also lead the European PET consolidation process through acquisition. Therefore, we have decided to sell part, or all, of the European PET business.

“This process has already commenced and is expected to be completed during the next six months.

“A similar review has been undertaken of the European flexibles operations.  The key finding from this review was the opportunity to better align the manufacturing footprint with customer needs and market trends while, at the same time, increasing the focus on the lower cost regions of Southern and Eastern Europe.  Although the review is substantially complete, we must review the outcomes with our key stakeholders and the specific details of the restructuring will be communicated in April.

“Today’s announcements substantially complete the major portfolio review process.  When the implementation phase is complete, it is anticipated that total asset sales will be around $1 billion, more than 10 plants will have closed, and substantial turnarounds implemented in the Mexican PET packaging, European flexibles, and Australasian fibre operations.

“As a result of these changes, Amcor will be a more focused company in terms of product and market segments, and will have geographically re-weighted the portfolio.  In 2005, 32% of sales were in Western Europe and this will be reduced to around 20% by 2009. In emerging markets, sales will increase from 12% to around 20% over the same time frame.

“Although the portfolio review, as envisaged in August 2005, is now substantially announced, Amcor will continue to look for opportunities to grow and strengthen the portfolio.

“The result for the half year was a solid performance across most of the business units, and was achieved in a difficult environment of rising input cost pressures.

“The cost index for the basket of raw materials purchased reached record highs in September and October.  Against a backdrop of falling oil prices, this made obtaining full recovery from customers in a timely manner particularly challenging.  Notwithstanding this, the businesses collectively managed to recover the vast majority of the increases, albeit with some lag.

“The fibre business in Australia had a difficult half with lower volumes having a substantial impact on earnings.

“These lower volumes were driven by two events. First, the impact on the banana crop from Cyclone Larry and second the loss of a large customer in New Zealand at the end of the 2005 calendar year.

3

“Although absolute volumes were lower, the business maintained its market share in Australia throughout the 2006 calendar year.

“Amcor Sunclipse, the US distribution business, had a particularly strong half year with earnings up 19%.  This is a result of a program implemented to improve operating efficiencies and recover cost increases in the market.

“For the second half of the year, Amcor’s input costs will continue to be substantially higher than a year ago, and there will be a more significant impact on volumes from the drought in Australia.  Notwithstanding these factors, earnings are expected to be higher than the second half of last year.

“The benefits from The Way Forward program, which is a three year ‘get fit’ agenda will become increasingly evident over the coming 18 to 24 months.  It is the right program at the right time for Amcor, and will deliver substantial benefits over the medium term.”

ENDS

For further information and comment please contact:

Mr Ken MacKenzie

Managing Director and CEO

Amcor Limited

Ph: +61 3 9226 9001

Mr John Murray

Executive General Manager Corporate Affairs

Amcor Limited

Ph: +61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

For Immediate Release:	Tuesday, February 20, 2007

RESULTS FOR SIX MONTHS ENDED DECEMBER 31, 2006

All Operations

A$m	Jul/Dec 2005 (1)	Jul/Dec 2006	Change %

Sales	5,750.1	5,472.1	(4.8)
PBITDA	637.3	580.6	(8.9)
PBIT	401.2	350.6	(12.6)
PAT before significant items	214.4	185.0	(13.7)

Significant items (2)	(12.5)	(67.3)	438.4
PAT after significant items	201.9	117.7	(41.7)
EPS (3)	24.4	20.5	(16.0)

Operating cash flow (4)	61.3	124.6	103.3
Dividend (cents)	17.0	17.0	—

(1)          In the financial tables, comparatives are reported for the previous corresponding half year ended 31 December, 2005, except for the comparative balance sheet that is disclosed as at 30 June 2006.

(2)          Significant items for the half year ended 31 December 2006 relate to the Fibre Packaging Australasia turnaround, the Flexible market sector rationalisation and PET business integration and restructure, partially offset by the business gain on disposal of Closures.

(3)          Before significant items.

(4)          After significant items.

Continuing Businesses PBIT

by Operating Business

(local currency)

Million	Jul/Dec 2005	Jul/Dec 2006

Amcor PET Packaging (USD)	97.7	90.4
Amcor Australasia (A$)	153.8	121.7
Amcor Flexibles (€)	54.6	50.7
Amcor Sunclipse (USD)	23.4	27.8
Amcor Asia (SGD)	20.0	20.0

All Operations Key Ratios

	Dec 2005	Dec 2006

PBIT/Ave Funds Emp. (%)(2)	11.7	10.7
Return on Ave Equity (%)(2)	12.5	10.4
Net Debt/(Net Debt + Equity) (%)(1)	51.0	45.6
Net PBITDA interest cover (times)(2)	5.1	5.6
NTA per share (A$)	1.94	1.63

(1)          All hybrids treated as debt.

(2)          Before significant items.

KEY POINTS

Financial Results

•                  Profit after tax and pre significant items down 13.7% from $214.4 million to $185.0 million.

•                  Earnings per share down 16.0% from 24.4 cents to 20.5 cents.

•                  Returns measured as profit before interest and tax (PBIT) to average funds employed were 10.7% which is above the company’s weighted average cost of capital of 9.8% pre tax.

•                  Operating cash flow for the half was $124.6 million which was a $63.3 million improvement over the first half last year.

•                  The dividend remained unchanged at 17 cents per share.  There was no franking credit for the half year dividend.

•                  Significant items for the half were an after tax loss of $67.3 million and predominantly relate to the Fibre Packaging Australasia turnaround of $45.0 million, the Flexible market sector rationalisation of $24.0 million and the PET business integration and restructure of $5.1 million, partially offset by the business gain on disposal of Closures of $6.8 million.

Operational Performance

•                  Amcor PET Packaging had a 7.5% reduction in earnings, due mainly to the impact of un-recovered cost increases, particularly energy and lower volumes in North America.

•                  Amcor Australasia experienced a difficult half with earnings down $32.1 million.  This was due entirely to lower earnings in the fibre operations.

•                  Amcor Flexibles earnings were down 7.1%.  This was a credible result given rising raw material costs during the half were difficult to recover in an environment of falling oil prices.

•                  Amcor Sunclipse had an excellent half with earnings up 18.8% and margins improving from 5.0% to 5.6%.

•                  Amcor Asia had a strong half in both the tobacco packaging and flexibles operations.

Portfolio Restructuring

The portfolio review component of The Way Forward agenda is complete. The key decisions, some of which are being announced today are:

Grow

•                  The targeted growth segments are the custom PET business in North America, Flexibles and tobacco packaging in emerging markets and some selected segments in Australia.

•                  Amcor Flexibles announces today that it is building a new €26 million plant in Poland, dedicated to a large multinational customer.

•                  Amcor Rentsch, the tobacco packaging business, is announcing the building of a €12 million plant in the Ukraine as part of its ongoing expansion in Eastern Europe.

•                  The new USD80 million PET plant at Wytheville, Virginia (USA), dedicated to Pepsi Co for the manufacture of Gatorade bottles, is on schedule to commence production in March 2007.

•                  In Russia, the second flexibles press is being installed and will be commissioned in July 2007.

Fix / Sell /Close

•                  Following a strategic review of the European PET operations it has been concluded that the PET industry in Europe is poised for rationalisation and consolidation and that Amcor, having prioritised its growth opportunities in other market segments, has decided to sell part or all of the business. This process has commenced and is expected to be completed over the next six months.

•                  Amcor Flexibles in Europe is finalising a detailed review of its manufacturing strategy and footprint.  The final outcomes of this review will be announced in April 2007.  At this stage, it is envisaged there will be further restructuring of the operations including additional plant closures.

•                  Amcor Flexibles has successfully completed the closure of two plants in Europe, with around 70% of the volumes transferred to other sites. In total there have been nine plant closures across the company as part of The Way Forward agenda.

Further enquires
Mr Ken MacKenzie	Mr John Murray
Managing Director & CEO	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

All operations Consolidated Income Statement

A$m	Jul/Dec 2005	Jul/Dec 2006

Net sales	5,750.1	5,472.1
PBITDA	637.3	580.6
- Depreciation and amortisation	(236.1)	(230.0)
PBIT	401.2	350.6
- Net interest (ex PACRS)	(96.4)	(94.6)
- PACRS interest	(27.6)	(9.9)
PBT	277.2	246.1
- Income tax	(59.6)	(52.9)
- Minority interest	(3.2)	(8.2)
PAT before significant items	214.4	185.0

All operations Consolidated Cash Flow Statement

A$m	Jul/Dec 2005	Jul/Dec 2006
PBITDA	637.3	580.6
Interest	(106.5)	(94.1)
Tax	(55.3)	(34.5)
Base capital expenditure	(193.7)	(155.2)
Cash significant items	—	(79.2)
Movement in working capital	(162.0)	(66.9)
Other	(58.5)	(26.1)
Operating cash flow	61.3	124.6
Dividends	(150.9)	(156.6)
Free cash flow	(89.6)	(32.0)
Divestments	—	39.0
Growth capital expenditure	—	(58.2)
Movement in share capital	12.2	(123.3)
Foreign exchange rate changes	8.5	(0.7)
Movement in net debt	(68.9)	(175.2)

All operations Consolidated Balance Sheet

A$m	Jun 2006	Dec 2006
Current assets	3,196.9	3,110.2
Property, plant & equipment	4,296.8	4,185.3
Intangibles	1,888.4	1,785.1
Investments & other assets	516.1	535.0
Total assets	9,898.2	9,615.6

Short term debt	690.4	975.1
Long term debt	2,084.9	1,928.0

Creditors, provisions and other liabilities	3,086.7	2,971.6
Convertible notes	464.2	219.8

Equity	3,572.0	3,521.1
Total liabilities & equity	9,898.2	9,615.6

Final Dividend

The Directors declared an unfranked interim dividend of 17 cents per share.  75% of the dividend is sourced from the Conduit Foreign Income Account for the benefit of foreign shareholders. This compares with an interim dividend of 17 cents per share, 15% franked at 30 cents in the dollar for the first half in the previous year. The record date for the interim dividend is 7 March 2007 and payment date will be 30 March 2007.

The Dividend Reinvestment Plan (DRP) remains in operation with a zero discount. The issue price of DRP shares will be determined from the arithmetic average of the daily volume weighted average market price for the nine ASX business days 9 to 22 March 2007 inclusive. Shares will be sourced on market to satisfy the DRP.

Accounting Principles

The half year financial statements for Amcor Limited and its controlled entities have been prepared in accordance with Australian International Financial Reporting Standards (AIFRS).

Significant Items

Significant items after tax for the half year ended 31 December 2006, was a loss of $67.3 million compared with a loss of $12.5 million in the prior year corresponding period.

Significant items for the current half year relate to the Fibre Packaging Australasia turnaround of $45.0 million, the Flexible market sector rationalisation of $24.0 million, and the PET business integration and restructure of $5.1 million, partially offset by a business gain on disposal of  Closures of $6.8 million.

Segmentals

During the half year ended 31 December 2006, the consolidated entity did not change its reportable business segments compared with the full year financial report as at 30 June 2006.  However, we have restated our comparative information for the half year ended 31 December 2005, to report discontinued operations for our divestment in the White Cap Closures business in Flexibles and the Asian Corrugated business in Asia that occurred in the second half of fiscal 2006.

During the current half year, a detailed review of the corporate costs of the consolidated entity was undertaken and it was identified that $16.7 million (2005: $16.7 million) of the total $43.9 million (2005: $44.4 million) was properly attributable to the results of the operating segments and, as such, has been allocated, based on relevant cost and service drivers.

Segmental Analysis (Before significant items)

	Jul/Dec 2005			Jul/Dec 2006
	Sales	PBIT	ROAFE	Sales	PBIT	ROAFE
	(A$m)	(A$m)	(%)	(A$m)	(A$m)	(%)
Amcor PET Packaging	2,026.2	130.3	10.1	1,970.4	118.0	9.4
Amcor Australasia	1,320.6	153.8	16.5	1,294.0	121.7	13.0
Amcor Flexibles	1,439.6	87.0	11.6	1,498.0	85.1	11.1
Amcor Sunclipse	629.9	31.2	18.3	651.6	36.3	21.8
Amcor Asia	103.1	15.9	22.8	62.9	16.6	9.4
Corporate / Other	9.1	(27.2)	—	—	(27.1)	—
Intersegmental	(10.4)	—	—	(4.8)	—	—
Continuing Operations	5,518.1	391.0	12.2	5,472.1	350.6	10.7
Discontinued operations	232.0	10.2	4.7	—	—	—
TOTAL	5,750.1	401.2	11.7	5,472.1	350.6	10.7

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	Jul/Dec 2005	Jul/Dec 2006	Jul/Dec 2005	Jul/Dec 2006
	A$	A$	USD	USD
Net Sales (m)	2,026	1,970	1,520	1,509
Change (%)		(2.8)		(0.7)
PBIT (m)	130.3	118.0	97.7	90.4
Change (%)		(9.4)		(7.5)
Operating Margin (%)	6.4	6.0	6.4	6.0
Average Funds Emp (m)	2,575	2,498	1,931	1,913
PBIT/AFE (%)	10.1	9.4	10.1	9.4
Average Exchange Rate	0.75	0.77

(All Operations)

	Jul/Dec 2006	Jul/Dec 2006
	A$m	USDm
PBITDA	220.3	168.7
Base Capital Expenditure	(62.9)	(48.2)
Significant Items	(2.4)	(1.8)
Movement in Working Capital	51.0	39.1
Operating Cash Flow	206.0	157.8
Growth Capital Expenditure	(38.0)	(29.1)

(All Operations)

Group

Amcor PET Packaging had a mixed half year.  Improved operating performance and energy cost recovery were more than offset by lower volumes, primarily in North America and Mexico, and inflationary cost pressures. The business group significantly improved its operating cash flow.

Profit before interest and tax (PBIT) was down 7.5% to USD 90.4 million. Returns, measured as PBIT over average funds employed, were lower at 9.4%.

Volumes for the half were down 1.4% to 17.6 billion units due to the loss of the Coca-Cola Carbonated Soft Drink (CSD) business in Canada and the Pacific Northwest at the end of the first half of 2005/06, and to some overall softness in the North American beverage market. Custom containers, which were 19% of the total volume, were flat compared to the very strong first half last year.

During the half, the business continued to experience unrecovered inflationary cost increases of USD 6.4 million, most of which related to energy.  The business is making progress in recovering the energy portion of these costs, however, this is predominately achieved when contracts roll over.  Energy costs during the half were broadly in line with the second half last year and this trend is expected to continue into the second half of the 2006/07 year.

At period end, PET resin prices were lower than last year’s historically high levels.  Resin price movements are passed on to customers via established contract mechanisms, however, there is often a short lag in passing on price movement in both rising and falling situations that impact inventory valuations.  For the current half there was a small adverse impact, compared to the same period last year, from the movement in inventory valuations.

Significant items before tax resulted in a loss of USD 4.7 million, of which USD 2.9 million related to the non-cash write-off of fixed assets. These losses related to the announced closure of the Erie Injection (USA) and the Saltillo (Mexico) blowmolding plants.

Capital expenditure was USD 77.3 million.  This was comprised of USD 48.2 million of base capital spending and USD 29.1 million for growth capital.  Of this growth capital investment, USD 20 million was allocated to the new plant in Wytheville, Virginia (USA) and the balance was incurred for additional capacity at existing facilities in support of custom business and PowerFlexTM expansion in North America.

Overall, the business generated an operating cash flow of USD 157.8 million, which was favourably impacted by a decrease in working capital of USD 39.1 million since June 2006.

North America

In North America, volumes were down 7%, which flowed through to a similar reduction in earnings. Over half of this reduction was due to Coca-Cola’s decision to self manufacture in Canada and the Pacific Northwest at the end of the first half last year.  Excluding this impact volumes were down 3%. Other factors that affected demand in the first half included customer planned inventory reductions and some general industry wide softness in demand.

Volumes are expected to be substantially stronger in the second half and there are indications, early in the half, that this will be the case.

The strategy in North America is to pursue the custom hot fill segment, select water and CSD opportunities, and develop the diversified product business.  Progress during the last six months has been significant.

In the custom segment, the new USD 80 million dedicated facility for PepsiCo in Wytheville, Virginia (USA), which will supply hot fill Gatorade containers, is expected to begin production in March 2007.  This plant is located adjacent to a new PepsiCo facility and, when fully operational, will have a capacity of over 1 billion units annually.  Approximately USD 35 million of the capital expenditure will occur in FY 2006/07, with the balance due early in the next fiscal year.

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The new panel-less heat-set container, PowerFlexTM, continues to gain momentum in the market place.  Currently 17 customers are using the container.  Additional capacity will be added in the second half to meet growing demand for this award winning product line.

Latin America

The business in Latin America achieved overall volume growth of 2%.  The region has favourable demographics, increasing income per capita and ongoing replacement of glass with PET that will continue to support this higher overall growth rate.

In Mexico there was a noticeable improvement in the operational performance over the past 12 months.   The restructuring from an operational perspective is proceeding on schedule with all the key operational performance measures improving broadly in line with expectations.  Operating costs, including headcount, have been substantially reduced and two blowmolding facilities have been closed (Mexicali and Piedras Negras). Another plant (Saltillo) will close during February 2007.    Earnings in the first half were negatively impacted by lower than expected volumes, especially in custom containers.  The causes appear to be similar to those in North America and volumes are expected to improve in the second half.

In Argentina, strong volumes across a range of customers helped deliver substantial earnings improvement.

In Brazil, the business is undertaking substantial restructuring, with blowmolding capacity moving onsite for a major customer in Sao Paulo. Earnings in Brazil will remain substantially lower than last year until this project is completed.

Across the region, earnings were below the same period last year.  For the second half, earnings are anticipated to be substantially above last year, primarily due to the recovery in Mexico and strengthened performances in other business across Central and South America.

Europe

The European business had a particularly strong first half with volumes up 7% and earnings around 25% higher.  There was good operational performance across all the plants.  During the period, the business successfully renegotiated a number of supply agreements with major customers that will underpin earnings over the next few years.

Following a strategic review of the business over the past six months, it has been concluded that:

•         there are a number of attractive growth opportunities in the European market; and

•         the industry is poised for rationalisation and consolidation.

Amcor has prioritised its focus on growth opportunities in other market segments across the company and is, therefore, not in a position to fully fund all the opportunities in the European PET operations in a timely fashion and as such, have decided to sell part or all of the business.  It is possible Amcor could remain involved in the business via ongoing technology agreements, pooled know-how or servicing of common multinational customers.

This process has already commenced and is expected to be completed over the next six months.

Group Outlook

The outlook for the second half of the year is for a substantial improvement in earnings, compared to the second half last year, supported by stronger volumes and ongoing improvements across the entire business, most notably in Mexico.

This improvement in the second half should ensure sound earnings growth for the full year.

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	Jul/Dec 2005	Jul/Dec 2006
	A$	A$
Net Sales (m)	1,321	1,294
Change (%)		(2.0)
PBIT (m)	153.8	121.7
Change (%)		(20.9)
Operating Margin (%)	11.6	9.4
Average Funds Emp (m)	1,864	1,869
PBIT/AFE (%)	16.5	13.0

(All Operations)

Jul/Dec 2006
A$m
PBITDA	187.8
Base Capital Expenditure	(62.6)
Significant Items	(45.7)
Movement in Working Capital	(82.1)
Operating Cash Flow	(2.6)
Growth Capital Expenditure	—

(All Operations)

Group

The Australasian business had a difficult half year with profit before interest and tax down 20.9% to $121.7 million.   Although earnings were substantially lower than the first half last year, they were consistent with the run rate for the second half last year, which was $108.6 million.

Returns, measured as PBIT over average funds employed, were lower at 13.0%.

Working capital for the first half increased by $82 million.  An increase was expected in the first half, given the strong seasonal business peak in December.  Working capital at December 2006 compared to December 2005 was slightly lower, which was a credible performance, given the increase in raw material costs.  Going forward there are opportunities to further improve working capital performance.

Base capital expenditure for the half was $62.6 million, compared to depreciation of $66.1 million.

Overall, the business delivered a negative operating cash flow of $2.6 million.

Fibre Division

Sales

The Corrugated Box business continued to experience difficult market conditions. In Australia, volumes declined by 4%, of which 3% was the impact of Cyclone Larry.  In New Zealand, volumes were down 25% due entirely to the loss of the major customer in that market.

In carton converting, volumes were up 5% from new business developed across Australia and slightly lower in New Zealand.

Operations

Corrugated and Cartons

The reduced volumes in Corrugated had a substantial negative impact on earnings, with gross margins lower than for the first half last year.   Although price increases of 3.5% in Australia in November and 5.25% in New Zealand in December to uncontracted accounts were implemented, these did not fully recover cost increases for the half.

As part of the Fibre turnaround plan, the Australian business undertook major restructuring in Queensland, New South Wales and Victoria. As a result of this significant restructuring program the business is experiencing temporarily higher costs and lower operating efficiencies. This will improve as the restructuring is finalised towards the end of the year.

The carton converting business incurred one-off costs in acquiring new business in the fast food segment. A new, larger format printing machine and associated conversion equipment will be installed at Botany by June 2007 to lower the cost base and enable targeting of new growth opportunities.

Paper & Board

The recycled paper mills and cartonboard mill principally produce paper and boards for the corrugated box and carton converting businesses.

Domestic volumes for the recycled paper mills were down 10.6% due to lower corrugated volumes. This was offset by higher export sales at lower margins.

Domestic cartonboard volumes increased 7%, reflecting higher volumes in Amcor’s carton converting business. There was a corresponding reduction in lower-margin export volumes, while sales to external domestic customers remained unchanged. Lower import prices for cartonboard negatively impacted the domestic selling price.

Turnaround Plan

Significant progress has been made in implementing the Fibre business’s turnaround plan, outlined in August 2006. Plant reorganisations and rationalisations will be largely complete by June 2007, with the majority of the $40 million benefits, (excluding the proposed new recycled paper mill) to be realised in 2007/08.

Corrugated

In Queensland, the reduction from three corrugated plants to two following the closure of the West End site and relocation of the corrugator and converting equipment to Rocklea, is largely complete. Although the business is still in the transition phase, Amcor will be the low-cost converter in that market.

In Victoria, there is also a reduction in operations from three corrugated sites to two. The Box Hill site is scheduled to close in March 2007 following the upgrade of the two other Victorian sites.  The headcount in Victoria will be reduced by 144.

5

In NSW, a review of that state’s operation has been completed and significant changes have been announced including targeted changes to work practices and plant upgrades resulting in a reduction in headcount of 106 people.   These changes are expected to be fully implemented by early 2007/08.

Cartons

The operations in New South Wales will consolidate from two sites to one site following the upgrade of the Botany cartons plant.  This is expected to occur by September 2007 and will result in headcount being reduced by 31 people.

Paper

The feasibility study for a new paper recycling mill at Botany, New South Wales is progressing well and is expected to be complete by the end of June 2007. The business is targeting completion of a new mill in the 2009/10 financial year.  Closure of the recycled paper mill at Spearwood, Western Australia was completed successfully in September 2006.

Fibre earnings summary

Across the fibre business, the impact of lower volumes was the largest component in the reduction of earnings.

Cyclone Larry and the loss of a major customer in New Zealand, not only reduced earnings in the corrugated conversion plants, but also reduced demand at the recycle paper mills, which resulted in additional recycled paper having to be exported at lower prices.

In the cartons business, the mix of business was unfavourable with new business at lower average margins.

Other major components impacting earnings were the under-recovery of cost increases and an increase in depreciation of $4 million, following the installation of SAP across the business.

There was price erosion in some sections of the business, which in aggregate, amounted to around 1.5% of sales.

Offsetting these negatives was a positive impact from the initial benefits of the turnaround plan.  These benefits will be more significant in the second half.

Flexibles Division

The Flexibles business which consists of four operating units: polyethylene, laminations, New Zealand Flexibles and multiwall sacks performed creditably despite experiencing difficult trading conditions mainly due to a lag in recovery of increased resin prices, as well as the impact of industrial issues at Preston in Victoria.

The polyethylene business earnings were down overall due to lower volumes and pricing in the commodity film segments of stretch and shrink film where import competition affected the ability to recover resin cost increases. The new flexographic press installed in Queensland in the second half last year delivered to expectation with a further press being commissioned in Victoria in March to meet ongoing growth in the food, hygiene, fresh food and meat segments of the market.

In the laminations business, the NSW rationalisation from two sites to one and the two new gravure machines, one in each of Victoria and NSW, all had positive impacts on earnings.

The business in New Zealand continued to experience difficult trading conditions with more competitive pricing in the market, making it difficult to recover resin price increases. The new extrusion line and flexographic press, commissioned during the second half of the last year, has supported new volumes and has had a positive impact on earnings.

The multiwall sack market was very competitive with the drought affecting sales to the dairy segment during the half. The substantial product rationalisation and plant restructuring completed last year assisted in offsetting the market issues with the business overall experiencing flat earnings.

With the re-capitalisation over the past 18 months nearing completion, the flexibles division continues to lower its cost base, enabling improved value propositions to our customers.

Rigid Division

The aluminium beverage can business continues to produce sound results with both earnings and returns slightly up on the corresponding period last year. Volumes increased 4%, mainly due to growth in the soft drink segment and the ready-to-drink alcoholic sector that experienced double digit growth. Continued productivity improvements also assisted the result.

The food can and aerosol can business achieved results above expectations with improved efficiencies in a challenging market environment. The announcement by Bluescope to close its tin mill operation in the first half of 2007 will result in all plate being imported from that time.  Substantial progress has been made in this area in relation to alternative supply arrangements.

The glass wine bottle business continues to exceed expectations with increased earnings as the second glass furnace moved to full capacity. Continued sound productivity levels together with ongoing sales growth delivered improved earnings and returns on the corresponding period last year.

Group Outlook

The outlook for the second half for the Australasian business remains mixed.  In the non-fibre operations there are sound operating performances and good opportunities for further growth.  Earnings are anticipated to be higher in the second half than for the same period last year.

In the fibre operations, although the benefits from the turnaround plan will start to be evident in the second half, the impact from the reduction in volumes and unrecovered cost increases will more than offset this, resulting in lower earnings.

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	Jul/Dec 2005	Jul/Dec 2006	Jul/Dec 2005	Jul/Dec 2006
	A$	A$	€m	€m
Net Sales (m)	1,440	1,498	898	892
Change (%)		4.0		(0.7)
PBIT (m)	87.0	85.1	54.6	50.7
Change (%)		(2.2)		(7.1)
Operating Margin (%)	6.0	5.7	6.1	5.7
Average Funds Emp (m)	1,505	1,538	939	916
PBIT/AFE (%)	11.6	11.1	11.6	11.1
Average Exchange Rate	0.62	0.60

(Continuing Operations)

	Jul/Dec 2006	Jul/Dec 2006
	A$m	€m
PBITDA	136.9	81.5
Base Capital Expenditure	(27.4)	(16.3)
Significant Items	(31.1)	(18.5)
Movement in Working Capital	(50.8)	(30.2)
Operating Cash Flow	27.6	16.5
Growth Capital Expenditure	(0.8)	(0.5)

(All Operations)

Group

The flexibles businesses had a solid half year in difficult circumstances with profit before interest and tax down 7.1% to €50.7 million. Returns, measured as PBIT over average funds employed, were lower at 11.1%.

The sales, PBIT and average funds employed shown in the table above for both 2005 and 2006, do not include the contribution from those parts of the White Cap Closures operations where the sale has been completed or will be completed in the near future. The earnings from these businesses are included in the discontinued businesses disclosure.

Working capital for the first half increased by €30.2 million.  Although there was a higher period end working capital, there was an improved average working capital to sales for the half. Within the business there are a number of plants where working capital management can be improved.

The base capital expenditure was €16.3 million, which was below depreciation of €30.8 million.  Growth capital expenditure of €0.5 million, related to initial expenses for the new tobacco packaging plant in the Ukraine.

The cash component of significant items was €18.5 million. This predominately related to the redundancy payments in closing plants in the UK and Germany.

This resulted in an operating cash flow for the half of €16.5 million.

Food Flexibles

The Food Flexibles business consists predominantly of the plants serving the processed and fresh food markets in Western Europe.  It coordinates the food packaging strategy with the flexibles operations in other regions.

Volumes for the half were down 4% due to the conscious decision to bottom slice unprofitable business and weaker demand in some market segments.

During the first half, resin costs rose in the July to October period, followed by small falls in November and December.  The resin price increases occurred against a backdrop of falling oil prices and as such, they were difficult to recover in the market.   This under-recovery was a key reason for lower earnings in the half.

In the produce and bakery segment, although volumes were broadly in line with the first half last year, there was an improved mix, which combined with improved plant cost control, delivered higher earnings.  The bread bag business benefited from improved operating performance. This commenced in the second half of last fiscal year, following the installation of additional printing and bag making capacity. In the produce business, activity focused on rolling out new compostable films to meet growing consumer and retailer needs.

The chilled food sector had a mixed half with continuing good performance across a number of plants and segments, especially in the yoghurt segment where sales continue to grow. An excellent sales performance was achieved in the cheese segment driven by service and product innovation.  Examples of these include Amcor ReClose and Amcor FibreLite.  This was offset by shortfalls in sales in the meat segment and UK sandwich market and ongoing underperformance at a couple of plants.

The processed food sector continues to make steady progress.  During the year, plants in the UK  (Colodense) and Germany (Hochheim) were closed with more than 70% of the volume from these plants being transferred and retained in other Amcor plants.  This high retention of volume was well ahead of expectations.  A number of printing presses are being relocated to other sites.  In particular, a 10 colour press from Colodense will be installed at the new flexibles plant in Russia and another 10 colour press is being relocated to the facility in Portugal.

The planned benefit from these closures will be realised in the 2007/08 year.

Sales volumes in the processed food sector were down against last year; however sales value and added value both improved.  Higher than expected costs partially related to the business transfers from plant closures, offset this good performance and earnings were flat.

Within the processed food sector, the confectionery segment has developed a number of innovative initiatives that have been launched with key customers. Amcor’s leading positions in the fast growing market segments of single-serve coffee and shelf-stable microwavable ready meals have been enhanced through ongoing product development.

Healthcare

Formed in April 2006, Amcor Flexibles Healthcare incorporates Amcor’s flexible packaging activities in the Americas and healthcare packaging plants in Europe.

Amcor Flexibles Healthcare is a global leader in flexible packaging for the medical, personal care and pharmaceutical markets. Headquartered in Chicago,

7

USA, it has over 2,200 employees and 16 manufacturing facilities in 10 countries. The group coordinates strategy and commercial activity with the flexible healthcare activities in Asia.

Strongly positioned in attractive market segments, Amcor Flexibles Healthcare is focused on achieving profitable sales growth by leveraging its strong regional market positions, product portfolio and customer oriented development capabilities globally.

Overall sales were €250 million, up 0.6% for the half year.

Healthcare Americas

Sales increased 5.3% in USD terms. This translated to a 1.5% decrease in Euro terms.  Similarly a good profit increase in USD terms delivered a modest increase in Euro terms.

This improvement in earnings was driven by a combination of the commercialisation of new products and improved operating performance.

A new press and laminator are currently being commercialised at the Madison, Wisconsin facility. This investment will serve to support the growth strategy of the business by improving its product offerings in selected attractive market segments and leveraging strong European technologies and customer relationships.

Healthcare Europe

Sales increased 1.7%, which reflected the pass through of raw material cost increases.  The performance across the plants was variable and earnings were broadly in line with the same period last year.

As part of the European footprint review being undertaken with Amcor Flexibles Food, there are opportunities to lower costs and to improve operating efficiencies, which will benefit the Healthcare operations.

The outlook for the Healthcare business is positive with improved earnings in the second half.

Amcor Rentsch and Amcor Flexibles Eastern Europe

Amcor Rentsch has leadership of Amcor’s global tobacco packaging business and the Amcor Flexibles operations in Eastern Europe. Sales for the half were down 3.6% to €171 million.

Volumes in the first half last year were assisted by the bringing forward of sales due to announced tobacco tax increases in both Western and Eastern Europe.  Consequently, performance this half year was down slightly over the same period last year.

Over the past six years, the tobacco packaging business has undertaken a strategy of relocating manufacturing capacity from Western Europe to Eastern Europe and Russia.  The benefits have been improved performance of the plants in Poland and Russia and a lowering of the cost base in Western Europe.

The remaining plants in Western Europe are dedicated facilities (Berlin and Lisbon), large scale with modern technology (France), or specialised manufacturing processes (Switzerland).

As part of the ongoing expansion in Eastern Europe, a new brownfield plant is being built at Kharkiv, in the Ukraine.  The plant, costing A$20 million, will be operational by September, 2007 and will service a market of 115 billion sticks per year, the fourth largest in Europe (excluding Russia).

The Eastern European flexible packaging operations continue to deliver improving performance, in sales and earnings.  The second press in Russia is currently being installed and will be operational by July 2007.  The business continues to receive strong support as many international customers develop new operations in Russia.

In Poland, the business will construct a new plant costing €26 million, as a dedicated facility for a large multinational customer.  The technology used in this plant is not new to Amcor, with another site in the group supplying the same products.

The product category the plant will service is currently growing in the 15% to 25% range across the region and the customer is a global category leader.

The plant is expected to be completed by March 2008 and the returns from the project are supported by a long term contract.

At this stage, it is not possible for confidentiality reasons, to nominate the customer or product segment.

From a strategic perspective, this is an excellent opportunity to build a dedicated plant, located in a high growth and low-cost region, supporting the businesses desire to move a greater proportion of production to Eastern Europe.

European Flexibles Manufacturing

As previously announced, the Food and Healthcare businesses are undertaking a review of their European manufacturing strategy and footprint.  The aim of this review is to further move the business to an advantaged position in the market place, focussing on the technologies and market segments where Amcor’s value proposition will deliver superior returns.

This will be achieved through:

•                  better aligning the manufacturing “footprint” with customer trends;

•                  simplifying and focusing the operations on specific technologies and manufacturing processes; and

•                  lowering the overall cost base.

The business currently has 38 European sites, a number of which are in the higher cost regions of Europe. Only two plants are in Eastern Europe.

From a strategic perspective, it is imperative that the business takes the necessary steps to ensure it is in a strong competitive position from which to leverage its manufacturing know-how and technological strengths.

The objective will be to deliver:

•                  larger, more focused plants targeting markets where Amcor has an advantaged position;

•                  a better balance of  production and demand; and

•                  greater weighting of production in lower cost regions, specifically in Eastern and Southern Europe.

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It is anticipated that the final outcomes from the review should be available in April 2007.  Until then, there will be no formal announcements regarding specific details.

Group Outlook

The outlook for the second half is for improvement in the healthcare and food businesses, the latter supported by the benefits of the plant closures and equipment relocations.  The tobacco packaging operations are likely to be steady on the very strong performance in the second half last year.

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	Jul/Dec 2005	Jul/Dec 2006	Jul/Dec 2005	Jul/Dec 2006
	A$	A$	USD	USD
Net Sales (m)	630	652	472	499
Change (%)		3.4		5.7
PBIT (m)	31.2	36.3	23.4	27.8
Change (%)		16.2		18.8
Operating Margin (%)	5.0	5.6	5.0	5.6
Average Funds Emp (m)	341	334	255	255
PBIT/AFE (%)	18.3	21.8	18.3	21.8
Average Exchange Rate	0.75	0.77

(All Operations)

	Jul/Dec 2006	Jul/Dec 2006
	A$m	USDm
PBITDA	43.0	32.9
Base Capital Expenditure	(2.2)	(1.7)
Significant Items	—	—
Movement in Working Capital	2.6	2.0
Operating Cash Flow	43.4	33.2
Growth Capital Expenditure	—	—

(All Operations)

Amcor Sunclipse had a strong first half year with profit before interest and tax (PBIT) up 18.8% to USD 27.8 million. Returns, measured as PBIT over average funds employed, were higher at 21.8%.

Sales for the half were up 5.7% to USD 499 million due to a combination of increased raw material costs and increased volumes.

Base capital expenditure for the half was USD 1.7 million compared to depreciation of USD 5.1 million. Working capital decreased by USD 2 million. There were no significant items.

Overall operating cash generation after working capital movement and capital expenditure was USD 33.2 million.

The first half performance reflected the continued improved operating performance evident in the second half of the 2005/06 year.  In particular, the business remains focused on:

•                                recovering increasing costs;

•                                customer and product profitability; and

•                                obtaining benefits from the new business services centre.

The sales increase of 5.7% was due to ongoing solid economic conditions and price increases, particularly in linerboard, compared to the first half last year.

During the half, linerboard prices were steady.  However they were $75 per tonne on average higher than for the first half last year.

Costs for plastic-based materials increased during the half. These increases were generally recovered in a timely fashion, without impacting margins.  Further resin price increases are expected for the coming months which will need to be recovered if they proceed.

Freight costs have stabilised in the last few months since fuel prices eased from record levels. Higher shipping costs for the half were passed on to customers.

A key determinant for success going forward will be the training and development of new sales people to enable the business to grow the sales team from the current level. This commitment to new sales trainees continued during the half with the program growing 13% since June 2006 to 141 sales trainees.

The back-office operations centre, located in Arizona is now fully integrated into the business. The resultant standardization of procedures and processes has improved accounts receivable collections and lowered costs per transaction.

Group Outlook

The outlook for Amcor Sunclipse remains positive from an operational perspective with the benefits of a number of initiatives continuing to improve performance.  The general economic conditions in the US, however appear to be softening. This could impact earnings growth if this trend continues for the balance of the second half.

10

	Jul/Dec 2005	Jul/Dec 2006	Jul/Dec 2005	Jul/Dec 2006
	A$	A$	SGD	SGD
Net Sales (m)	103	63	130	76
Change (%)		(38.8)		(41.5)
PBIT (m)	15.9	16.6	20.0	20.0
Change (%)		4.4		—
Operating Margin (%)	15.4	26.3	15.4	26.3
Average Funds Emp (m)	139	355	176	425
PBIT/AFE (%)	22.8	9.4	22.8	9.4
Average Exchange Rate	1.26	1.20

(Continuing operations)

	Jul/Dec 2006	Jul/Dec 2006
	A$m	SGD m
PBITDA	18.7	22.5
Base Capital Expenditure	1.1	1.3
Significant Items	—	—
Movement in Working Capital	1.3	1.6
Operating Cash Flow	21.1	25.4
Growth Capital Expenditure	(19.4)	(23.3)

(All Operations)

Amcor Asia consists of:

•                                two wholly-owned tobacco packaging plants (one in Singapore and one in Malaysia);

•                                three wholly owned flexible packaging plants (two in China and one in Singapore);

•                                a 41% investment in the Hong Kong publicly listed company AMVIG.  (This company was previously Vision Grande); and

•                                a 16.7% investment in K Laser China, a subsidiary of the Taiwanese publicly listed company, K Laser, in which Amcor has a 4% investment.

The reported earnings for the half consist of the actual PBIT earnings for the five wholly-owned sites (three flexibles and two tobacco packaging), of SGD 7.5 million and an estimated equity accounted profit after tax for AMVIG and K Laser China of SGD 12.5 million.

As AMVIG has not yet reported its full year earnings to 31 December 2006, the equity accounted profit taken up in Amcor Asia’s half year earnings is management’s estimate of earnings based on publicly available information.  Any adjustment required following AMVIG’s profit announcement will be taken up in Amcor Asia’s full year results.

For the half year, the estimated share of profit after tax for AMVIG was HK$ 62.3 million.  During the half, Amcor’s ownership of AMVIG remained constant at 40.1%. Subsequent to the 31 December 2006, Amcor paid HK$ 40.3 million to purchase an additional 7.83 million shares, representing 1% of AMVIG.  As of 20 February, 2007, Amcor’s ownership of AMVIG is 41.1%.

The sales, PBIT and average funds employed in the tables above do not include the contribution of the corrugated operations sold during the 2005/06 year. The PBIT for these businesses is included in the discontinued businesses disclosure.

Returns, measured as PBIT over average funds employed, were 9.4%, however this measure includes the equity accounted profit after tax of AMVIG.  Hence it is not comparable to the returns measure for the other business units.

The wholly-owned tobacco plants had a strong first half with sales and earnings substantially higher than for the same period last year.

With the market moving towards graphical health warnings on tobacco packaging, the business is upgrading its printing capacity to meet this changing customer requirement.

The flexibles operations had a solid half with higher sales and earnings.  The plant in Beijing had a particularly good half with a very strong order book.

The plant in Southern China is currently being relocated to a new facility to enable the business to undertake future expansion.  This relocation, which involves some new machinery, is expected to be completed by April 2007.

AMVIG

In May 2006, AMVIG purchased the remaining 68.5% of World Grande Holdings Limited that it did not previously own.

For the January to June 2007 period, the earnings of AMVIG will include 100% of World Grande Holdings, compared to the January to June 2006 period which included only 31.5% up to 26 May, 2006 and 100% for the balance of the half.

Group Outlook

The second half outlook for the wholly-owned business is for improvement in earnings over the same period last year.

11

Consolidated significant items	2005	2006
	A$m	A$m
Significant items before related income tax expense
Fair value of right to subscribe to Amvig shares	16.2	—
Over provision on impairment of Plastube business	0.7	—
Impairment of Asian Corrugated business	(22.6)	—
Closures business gain on disposal and impairment (loss)	(15.3)	6.8
PET business intergration and restructure	—	(6.1)
Flexibles market sector rationalisation	—	(31.3)
Fibre Packaging Australasia Restructuring	—	(67.4)

	(21.0)	(98.0)
Income tax on significant items	8.5	30.7
	(12.5)	(67.3)

Significant items attributable to:
Members of Amcor Limited	(12.5)	(67.3)
Minority interest	—	—
	(12.5)	(67.3)

Discontinued operations included in above (net of tax)
Impairment of Asian Corrugated business	(21.8)	—
Closures business gain on disposal and impairment (loss)	(9.2)	6.8

Significant items relating to discontinued operations	(31.0)	6.8
Significant items relating to continuing operations	18.5	(74.1)
	(12.5)	(67.3)

Consolidated significant items before income tax expense by business group

			Sale of property,		Disposal of
		Plant	plant and	Sale of	controlled	Disposal of	Asset	Reversal of	Other
	Redundancy	Closure	equipment	Inventory	entities	Investments	Impairments	Impairments	(a)	Total
	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m
PET	(0.1)	(2.7)	—	—	—	—	(3.3)	—	—	(6.1)
Australasia	(34.5)	(11.2)	8.5	—	—	—	(30.2)	—	—	(67.4)
Flexibles	(4.6)	(27.8)	1.1	—	—	—	—	—	—	(31.3)
Sunclipse	—	—	—	—	—	—	—	—	—	—
Asia	—	—	—	—	—	—	—	—	—	—
Corporate	—	—	—	—	6.8	—	—	—	—	6.8

	(39.2)	(41.7)	9.6	—	6.8	—	(33.5)	—	—	(98.0)

Includes impact of Fibre Packaging Australasia recovery of $45.0 million, the Flexible market sector rationalisation of $24.0 million and the PET business integration and restructure of $5.1 million, partially offset by the Closures business gain on disposal of $6.8 million.

12

	PET	Australasia	Flexibles	Sunclipse	Asia	Corporate	Consolidated
	A$m	A$m	A$m	A$m	A$m	A$m	A$m
All operations
Cash flow by business group

PBITDA	220.3	187.8	136.9	43.0	18.7	(26.1)	580.6
Interest	—	—	—	—	—	(94.1)	(94.1)
Tax	—	—	—	—	—	(34.5)	(34.5)
Base capital expenditure (net)	(62.9)	(62.6)	(27.4)	(2.2)	1.1	(1.2)	(155.2)
Cash significant items	(2.4)	(45.7)	(31.1)	—	—	—	(79.2)
(Increase)/decrease in working capital	51.0	(82.1)	(50.8)	2.6	1.3	11.1	(66.9)
Other items	—	—	—	—	—	(26.1)	(26.1)
Operating cash flow	206.0	(2.6)	27.6	43.4	21.1	(170.9)	124.6
Dividends paid	(3.1)	—	—	—	—	(153.5)	(156.6)
Free cash flow	202.9	(2.6)	27.6	43.4	21.1	(324.4)	(32.0)
Divestments	—	20.4	—	—	—	18.6	39.0
Growth capital expenditure	(38.0)	—	(0.8)	—	(19.4)	—	(58.2)
Share buy-backs (1)	—	—	—	—	—	(123.3)	(123.3)
Foreign exchange rate changes	—	—	—	—	—	(0.7)	(0.7)
Net cash generated	164.9	17.8	26.8	43.4	1.7	(429.8)	(175.2)
Reduction in net debt							(175.2)

(1) Comprises share buybacks and costs less employee share issues and partly paid shares.

13

Disclaimer This presentation contains forward-looking statements that involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, Amcor. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “seeks”, “estimate”, “anticipate”, “believe”, “continue”, or similar words. No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Amcor). In addition, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statements will be achieved. Actual future events may vary materially from the forward looking statement and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements. In particular, we caution you that these forward looking statements are based on management’s current economic predictions and assumptions and business and financial projections. Amcor’s business is subject to uncertainties, risks and changes that may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The factors that may affect Amcor's future performance include, among others: changes in the legal and regulatory regimes in which Amcor operates; changes in behaviour of Amcor’s major customers; changes in behaviour of Amcor’s major competitors; the impact of foreign currency exchange rates; and general changes in the economic conditions of the major markets in which Amcor operates. These forward looking statements speak only as of the date of this presentation. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, Amcor disclaims any obligation or undertaking to publicly update or revise any of the forward looking statements in this presentation, whether as a result of new information, or any change in events, conditions or circumstances on which any such statement is based.

Investor Presentation Overview of Results Ken MacKenzie The Way Forward Ken MacKenzie Australasian Review Lou Lachal Non-Australasian Reviews Ken MacKenzie Finance Peter Day Summary Ken MacKenzie Q & A All

Cash Flow A$ m Dec 05 Dec 06 PBITDA 637.3 580.6 Operating cash flow 61.3 124.6 Dividends (150.9) (156.6) Free cash flow (89.6) (32.0) Divestments - 39.0 Growth capital - (58.2) Movements in share capital 12.2 (123.3) Movement in net debt (68.9) (175.2) Profit Dec 05 Dec 06 % PBITDA (A$ m) 637.3 580.6 (8.9) PBIT (A$ m) 401.2 350.6 (12.6) PBIT (A$m) continuing 391.0 350.6 (10.3) PAT (A$ m) 214.4 185.0 (13.7) EPS (c) 24.4 20.5 (16.0) PBIT/AFE(%) 11.7 10.7 Dividend (c) 17.0 17.0 Signf. Items (A$ m) (12.5) (67.3) Half Year Results Summary Performance in line with expectations across most of the business units Lower than expected volumes negatively impacted earnings in Fibre Australasia and North American PET Packaging Strong performance by Amcor Sunclipse Turnarounds in PET Packaging Mexico and Australasian Fibre proceeding on schedule Continued improvement in the management of working capital Operating cash flow of $124.6 million, an improvement of $63.3 million First half performance consistent with expectations

The Way Forward Comprehensive program All substantial elements announced Significant progress over the past six months Substantial improvement expected over the next two years Improve shareholder value EXECUTION FOCUS Strong market positions Low cost Customer & market focused Capital discipline CULTURAL CHANGE

The Way Forward – Strong Market Positions Fix PET Packaging Mexico Australasian Fibre European Flexibles Turnarounds on schedule EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Sell Completed $420 million White Cap Closures Asian corrugated Australasian PET Announced PET Europe Expected proceeds around $1 billion Close 10 plants announced 3 in PET Mexico Poland PET 4 Australasian Fibre 2 Flexibles Europe Plant closures on schedule Grow Custom PET New plant for Gatorade bottles Machines to support growth in PowerflexTM Flexibles Russia expansion Poland – new plant Tobacco Ukraine – new plant China investment Total spend committed $330 million

The Way Forward – Strong Market Positions Fix PET Packaging Mexico Australasian Fibre European Flexibles Turnarounds on schedule EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Sell Completed $420 million White Cap Closures Asian corrugated Australasian PET Announced PET Europe Expected proceeds around $1 billion Close 10 plants announced 3 in PET Mexico Poland PET 4 Australasian Fibre 2 Flexibles Europe Plant closures on schedule Grow Custom PET New plant for Gatorade bottles Machines to support growth in PowerflexTM Flexibles Russia expansion Poland – new plant Tobacco Ukraine – new plant China investment Total spend committed $330 million

Sale of European PET Packaging Current Position The business has: Excellent management Strong market positions Delivered sound earnings growth Excellent relationships with key customers Attractive growth opportunities The PET industry in Western Europe is poised for rationalisation and consolidation EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Strategically Amcor has prioritised its focus on growth opportunities in other segments Outcome Disinvestment, through a whole or partial sale Possible that Amcor will retain linkages through technology or know-how Process has commenced

The Way Forward – Strong Market Positions Fix PET Packaging Mexico Australasian Fibre European Flexibles Turnarounds on schedule EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Sell Completed $420 million White Cap Closures Asian corrugated Australasian PET Announced PET Europe Expected proceeds around $1 billion Close 10 plants announced 3 in PET Mexico Poland PET 4 Australasian Fibre 2 Flexibles Europe Plant closures on schedule Grow Custom PET New plant for Gatorade bottles Machines to support growth in PowerflexTM Flexibles Russia expansion Poland – new plant Tobacco Ukraine – new plant China investment Total spend committed $330 million

European Flexibles Restructuring Principles Improve alignment to customer needs and market trends Strengthen positions through better leveraging of technology and manufacturing capabilities Increase weighting in lower cost regions, particularly Eastern and Southern Europe EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Outcome Improved customer value proposition Smaller number of more focused plants Substantially reduced cost base via: An increased weighting to lower cost locations Benefits of scale Improved capacity utilisation Actions Completing strategic review with final decisions still to be agreed Extensive stakeholder consultation to be undertaken Full details to be announced in April

The Way Forward – Strong Market Positions Fix PET Packaging Mexico Australasian Fibre European Flexibles Turnarounds on schedule EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Sell Completed $420 million White Cap Closures Asian corrugated Australasian PET Announced PET Europe Expected proceeds around $1 billion Close 10 plants announced 3 in PET Mexico Poland PET 4 Australasian Fibre 2 Flexibles Europe Plant closures on schedule Grow Custom PET New plant for Gatorade bottles Machines to support growth in PowerflexTM Flexibles Russia expansion Poland – new plant Tobacco Ukraine – new plant China investment Total spend committed $330 million

The Way Forward – Capital Discipline The focus is on: Capital expenditure Working capital Balance sheet structure Capital discipline is managing the cash flow and balance sheet to deliver optimal performance for shareholders EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline

The Way Forward – Capital Discipline Gross capital spending in the first half of $213 million Proceeds from asset disposals of $58 million Depreciation and amortisation $230 million EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Base Capital $155 million Full year target is for base capital spending to be around depreciation

The Way Forward – Capital Discipline First half spending Custom PET plant at Wytheville Power Flex capacity EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Base Capital $155 million Forecast spending on announced growth capital projects for 2006/07 approximately $100 million Growth Capital $58 million

The Way Forward – Capital Discipline Reinvestment of asset sale proceeds is targeting growth segments AND substantially strengthening market positions Substantial opportunities for continued growth Positioning businesses for the long term Custom PET in North America Flexibles Eastern Europe & Russia Tobacco Packaging in China / Eastern Europe Attractive growth Fibre turnaround including new paper mill Flexibles in Western Europe Strengthening market positions PET in Latin America

Working Capital June to Dec up $66.9 mill Dec to Dec down $312 mill* The Way Forward – Capital Discipline EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Base Capital $155 million Targeting further reductions in the average working capital to sales ratio Growth Capital $58 million % *Continuing business basis Half Year - Average Working Capital to sales 13.3 13.2 12.9 10.5 5 10 15 03/04 04/05 05/06 06/07

Improved Cash Flow A$ m Dec 05 Dec 06 PBITDA 637.3 580.6 Interest (106.5) (94.1) Tax (55.3) (34.5) Base Capex (193.7) (155.2) Significant items (cash component) - (79.2) Movement in working capital (162.0) (66.9) Other (58.5) (26.1) Operating cash flow 61.3 124.6 Dividends (150.9) (156.6) Free cash flow (89.6) (32.0) Divestments - 39.0 Growth Capital - (58.2) Movement in share capital (1) 12.2 (123.3) Foreign exchange rate changes 8.5 (0.7) Movement in net debt (68.9) (175.2) (1) Comprises proceeds from employee share issues, convertible securities and partly paid shares, less share buybacks and costs The Way Forward – Capital Discipline EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline

The Way Forward – Cultural Change Customer focus Talent management process Performance management culture Constantly improving the talent pool and rigorously managing performance is changing the culture EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Cultural Change

The Way Forward – Summary The major decisions have been made The company is in the process of substantial change Execution focus for the next two years Improve shareholder value EXECUTION FOCUS Strong market positions Low cost Customer & market focused Capital discipline CULTURAL CHANGE

Cash Flow * A$ m Dec 06 PBITDA 187.8 Capital Expenditure (62.6) Movement in WC (82.1) Significant Items (45.7) Cash Flow (2.6) Sales A$ m Dec 05 Dec 06 Fibre 652 592 Flexibles 226 230 Rigid 443 472 TOTAL 1,321 1,294 A$ m % Amcor Australasia Sales A$ m 1,321 1,294 PBIT A$ m 153.8 121.7 AFE A$ m 1,864 1,869 PBIT/AFE % 16.5 13.0 Employees 6,525 6,066 Earnings & Returns* Sound performance in rigid, flexibles and glass Disappointing result in fibre Capital spending below depreciation of $66 million Sales impacted by lower fibre volumes *All operations *All operations 0 20 40 60 80 100 120 140 160 180 Dec 05 Dec 06 0 2 4 6 8 10 12 14 16 18 20 PBIT RoAFE %

Fibre Performance Volumes – Corrugated and Cartons Australia corrugated down 4% Seasonal Cyclone Larry in Queensland Frosts in Victoria affected fruit and produce sectors Drought Structural impact Customer relocation Returnable plastic crates Retailer strategies Market share stable New Zealand corrugated down 25% Lost Fonterra business late 2005 with impact on sales from March 2006 Cartons volumes up 5% in Australia Mainly in fast food & beverage segments Paper Recycled Lower domestic demand Higher export volumes at lower margins Increased costs not recovered, especially wastepaper Cartonboard Increased domestic volume Reduced lower margin exports

Fibre Australasia – Improvement Plan Recycled Paper Detailed feasibility study for the new mill at Botany, NSW is progressing Objective to be the low cost manufacturer Spearwood Mill in WA closed as planned September 2006. Headcount reduction 85 Corrugated Queensland Closure of West End complete by March 2007 Low cost facility at Rocklea Victoria Closure of Box Hill by March 2007 Capital investment for Scoresby and Brooklyn complete by June 2007 Headcount reduction 144 Establishing low cost plants NSW Finalised restructure plans Capital investment to lower cost base complete by early 2007/08 Reallocation of work to reduce costs Headcount reduction 106 Projects on schedule with benefits in the second half of the year

Fibre Australasia – Improvement Plan Cartons NSW reinvestment on schedule for June 2007 to lower costs and better service the beverage and wine markets Closure of Enfield NSW announced today Effective September 2007 Headcount reduction of 31 Cartonboard Petrie Mill restructuring plans to reduce board conversion costs in sheeting on target, with commissioning first half 2007/08 Fibre Summary Turnaround plan on schedule Substantial progress across all aspects of the business Benefits to be evident during second half of the year Overall target of $40 million plus improvement will be achieved in 2007/08

Flexibles and Rigid Packaging Rigid Packaging Beverage cans Volumes up 4% Strong growth in soft drink and alcoholic ready to drink segments Food cans Results above expectations Domestic tinplate supplier exiting Improved efficiencies Glass Strong first half with plant at full capacity Good sales growth Sound productivity levels Flexibles Packaging Experienced difficult trading conditions Increased resin prices Drought impacting some segments Import competition increasing in commodity products Sacks business benefiting from restructuring initiatives Business well capitalised and benefits flowing from recent investments Two gravure printing presses Two flexo 10 colour presses Co Extrusion line in New Zealand Positive outlook with growth in Beverage Cans and Glass Benefits of capital expenditure and restructuring to deliver improved earnings

Australasian outlook Strategically Generally good industry structures Amcor number one or two in each segment Non-Fibre businesses well capitalised, strong market positions and low cost Fibre improvement plan will deliver: Low cost position in corrugated conversion Low cost position in recycled paper and cartonboard Earnings Non-Fibre will continue to deliver improved earnings Fibre business Benefits from turnaround plan will begin to be evident Market conditions remain difficult Sound businesses with good market positions. Returns should be over 15% Overall earnings, similar to last year

Volumes Billion Units Dec 05 Dec 06 North America 9.5 8.8 Europe 4.1 4.4 Latin America 4.2 4.3 TOTAL 17.8 17.5 CSD/Water 14.4 14.2 Custom 3.4 3.4 Sales USD m Dec 05 Dec 06 North America 815 754 Europe 292 337 Latin America 378 378 Other 35 40 TOTAL 1,520 1,509 Cash Flow * USD m Dec 06 PBITDA 168.7 Capital Expenditure (48.2) Movement in WC 39.1 Significant Items (1.8) Cash Flow 157.8 Growth Capital (29.1) Amcor PET Packaging USD m % Sales USD m 1,520 1,509 PBIT USD m 97.7 90.4 AFE USD m 1,931 1,913 PBIT/AFE % 10.1 9.4 Employees 6,122 6,013 Earnings & Returns* Unrecovered inflationary costs and lower volumes Continued focus on costs and asset management Soft volumes in North America and Mexico *All operations *All operations 0 15 30 45 60 75 90 105 120 Dec 05 Dec 06 0 2 4 6 8 10 12 14 16 18 20 PBIT RoAFE

Energy Costs Impact First Half 2006/07 Unrecovered cost increases were approximately USD 6 to 7 million Recovery of approximately 50% of energy cost increases in North America Issues Energy remains a key input cost pressure Prices were broadly steady for the half, although higher overall than for the same period last year Contracts generally need to rollover to obtain changes to energy recovery clause Outlook 2006/07 Improved recovery of energy costs as more contracts are rolled over The second half should not see significant year over year energy cost increases

North America Positives Excellent operational performance, in both manufacturing and capital management Continuing success in the commercialisation of the panel-less heat set bottle, PowerFlexTM New Gatorade plant on time and on budget for start-up in March 2007 Outlook 2006/07 Much stronger second half in terms of volumes and earnings Offsets Lower volumes due to: Customer self-manufacturing move in Canada and Pacific Northwest at the end of first half of 2005/06 Customer inventory reductions General market softness Unrecovered costs

Latin America Positives Excellent progress in operational performance in Mexico Costs and headcount reductions Remains on target for improvement of USD16 million over two years Brazil restructuring proceeding Good performance in most other South American countries, especially Argentina, Colombia and Central America Outlook 2006/07 Continuing improvement in Mexico and Brazil Considerably stronger volumes in the second half Offsets Volumes lower in Mexico Inventory adjustments and general market softness

Europe Positives Strong first half with volumes up 7% Strong PBIT performance Successful renegotiation of a number of supply agreements with major customers Outlook 2006/07 Improved earnings Divestment Very good business with strong market positions Well managed Western European market requires further consolidation Amcor not in a position to lead that consolidation Process has commenced

PET Packaging - Summary Outlook 2006/07 Second half earnings to be up substantially on the same period last year Solid improvement in full year earnings Operational Stronger volumes expected in the second half, compared to the same period last year Good improvement in Mexico to continue Initial benefits from new custom facilities Strategically Custom PET Very good industry structure Strong growth Leading technology position CSD/Water in North America Improving industry structure Strong market position Technology is mature and equipment curve is flattening Latin America Good growth Improving market position and ability to differentiate

Sales * € m Dec 05 Dec 06 Food 481 479 Healthcare 248 249 Tobacco Pack & EE 178 171 Eliminations (9) (7) TOTAL 898 892 Cash Flow * € m Dec 06 PBITDA 81.5 Capital Expenditure (16.3) Movement in WC (30.2) Significant Items (18.5) Cash Flow 16.5 Growth Capital (0.5) Amcor Flexibles € m % Sales € m 898 892 PBIT € m 54.6 50.7 AFE€ m 939 916 PBIT/AFE % 11.6 11.1 Employees 8,368 8,219 Rising input costs difficult to recover Improved working capital performance Excellent retention of volumes from closed plants Earnings & Returns * *All operations *Continuing operations *Continuing operations 0 10 20 30 40 50 60 70 80 Dec 05 Dec 06 0 3 6 9 12 15 18 PBIT RoAFE

Amcor Flexibles Raw Material Input Costs Raw material costs rose to record levels during the half against a backdrop of falling oil prices. Prices fell in November and have stabilised at historically high levels Raw Material Market Price Trends 90 95 100 105 110 115 120 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06 Sep-06 Nov-06 Jan-07 Index of Market Movements

Flexibles - Healthcare Outlook 2006/07 Solid performance for second half Positives Another solid performance in the Americas with sales in US dollars up 5% New press and laminator being commissioned Good recovery of cost increases in the Americas Ongoing progress in new product development to enhance product mix Offsets Improvement plans at some plants taking time Some lag in the recovery of raw material cost increases – particularly aluminium Lower margins on US dollar denominated sales from Europe

Flexibles - Food Outlook 2006/07 Continuing improvement in the second half with the benefits from restructuring Positives Improved performance in Produce and Bakery Plant closures completed and volumes relocated Improving industry structure Steady progress in Processed Food Sales growth in target market segments Increasing focus on innovation projects at key customers Offsets Mixed performance in Chilled Foods Recovery of raw material and energy cost increases

Flexibles – Tobacco Packaging and Eastern Europe Outlook 2006/07 Improved earnings in flexibles Eastern Europe and flat earnings for tobacco packaging in the second half Positives Ongoing operational improvements in Russia and Poland flexibles plants Continued strong demand in Russia for tobacco packaging Continued good support by multinational customers for flexibles in Russia Offsets Lower volumes in tobacco packaging in Western Europe compared to the strong first half last year

Tobacco Packaging expansion – New plant in Ukraine Brownfield investment in Kharkiv, second largest city in the Ukraine Project to be managed by Novgorod management Ukraine plant will be satellite site of Novgorod Location has close proximity to customers Production commencing September 2007 Total investment A$ 20 million Local Production in Billion Cigarettes 35 45 60 90 115 120 130 210 0 50 100 150 200 250 Germany Turkey Netherland Ukraine Poland Spain Romania France

Flexibles Expansion – New plant in Poland Plant Details A new dedicated customer facility in Poland Targeting high growth market segment of around 20% per annum Capital investment is €26 million Supported by long term contract Completed by March 2008 Strategy Investment in attractive market segment High growth region Low cost location Technology with high barriers to entry Large, single focus plant Ongoing customer value proposition

Flexibles – Summary Outlook 2006/07 Second half ahead of the same period last year and full year earnings similar to last year Strategic Healthcare Leading position Good industry structure Strong growth Technology is a barrier to entry Food Good market position Expansion into growth regions Technology leader Tobacco Packaging Strong market position Good industry structure Expansion in growth markets Ability to differentiate Operational Earnings growth via: Improvement plans at specific plants Benefits from plant closures Product development and mix improvement Growth in Eastern Europe and Russia Continued upward pressure on input prices Raw materials Energy Western European economies remain flat Western European footprint review nearing completion

Sales USD m Dec 05 Dec 06 Distribution 389 389 Man. Products 111 116 Corrugated 87 99 Eliminations (115) (105) TOTAL 472 499 Cash Flow * USD m Dec 06 PBITDA 32.9 Capital Expenditure (1.7) Significant items - Movement in WC 2.0 Cash Flow 33.2 Growth capital - Amcor Sunclipse Sales USD m 472 499 PBIT USD m 23.4 27.8 AFE USD m 255 255 PBIT/AFE % 18.3 21.8 Employees 2,148 2,206 Continued improvement driven by good volumes and increased margins Strong cash flow Opportunities to further reduce working capital Solid second half USD m % Strategic Good market position Stable industry structure Ability to differentiate through service *All operations *All operations Earnings & Returns* 0 10 20 30 40 Dec 05 Dec 06 5 7 9 11 13 15 17 19 21 23 PBIT RoAFE

Cash Flow * SGD m Dec 06 PBITDA 22.5 Capital Expenditure 1.3 Significant items - Movement in WC 1.6 Cash Flow 25.4 Growth Capital (23.3) Sales* SGD m Dec 05 Dec 06 Tobacco Pack 84 38 Flexibles 28 34 Other 18 4 TOTAL 130 76 *Continuing operations Amcor Asia Sales SGD m 130 76 PBIT SGD m 20 20 AFE SGD m 176 425 PBIT/AFE % 22.8 9.4 Employees 1,495 622 Earnings improved in flexibles and tobacco packaging PBITDA includes equity accounted PAT from AMVIG Building a position in Chinese tobacco packaging market SGD m % Strategic Strong growth opportunities Good market position Ability to differentiate *All operations *Continuing operations Earnings & Returns* 0 3 6 9 12 15 18 21 Dec 05 Dec 06 0 5 10 15 20 25 PBIT RoAFE

Group Financials

Presentation Key Notes Key results and significant items Borrowing costs Cash flow and returns Capital structure and capital management Summary All data is on AIFRS basis unless indicated otherwise

Key Results for First Half Dec 2006 All Operations – before significant items $Mill Dec 05 Dec 06 % Change Sales 5,750.1 5,472.1 (4.8) PBITDA 637.3 580.6 (8.9) PBIT 401.2 350.6 (12.6) Borrowing costs (incl PACRS) (124.0) (104.5) (15.7) PBT 277.2 246.1 (11.2) Tax and Minorities (62.8) (61.1) (2.7) PAT 214.4 185.0 (13.7) EPS cents 24.4 20.5 (16.0) DPS cents 17.0 17.0 -

Key Results for First Half Dec 2006 Continuing Operations – before significant items $Mill Dec 05 Dec 06 % Change Sales 5,518.1 5,472.1 (0.8) PBITDA 614.2 580.6 (5.5) PBIT 391.0 350.6 (10.3) Borrowing costs (incl PACRS) (121.1) (104.5) (13.7) PBT 269.9 246.1 (8.8) Tax and Minorities (61.5) (61.1) (0.5) PAT 208.5 185.0 (11.3) EPS cents 23.7 20.5 (13.5)

Bridge Presentation 31 December 2006 $Mill Total Discontinued Continuing Operations Operations Amcor 185.0 - 185.0 Minorities 8.2 - 8.2 PAT Pre-Significants 193.2 - 193.2 Significant Items (98.0) 6.8 (104.8) Tax Effect 30.7 - 30.7 Net Significants (67.3) 6.8 (74.1) Amcor (67.3) 6.8 (74.1) Minorities - - - Net Significants (67.3) 6.8 (74.1) Amcor 117.7 6.8 110.9 Minorities 8.2 - 8.2 Statutory Profit 125.9 6.8 119.1 Per segment disclosure

Significant Items $Mill Dec 06 Closures business gain on disposal 6.8 PET business integration and restructure (6.1) Flexibles market sector rationalisation (31.3) Fibre Packaging Australasia restructuring (67.4) Net significant items before tax (98.0) Tax effect 30.7 Net significant items (67.3) Before minority interests – All operations

Borrowing Costs Bridge First Half 2005/06 to First Half 2006/07 $Mill Dec 06 % Change Interest costs in first half 2005/06 124.0 Higher rates on floating rate debt 1.2 Discontinued operations (3.0) PACRS interest (15.0) PACRS conversion discount and costs (2.7) Interest cost – first half 2006/07 104.5 (15.7) All operations

Borrowing Costs – Exit Rates Weighted Average Cost at Period End Dec 06 PACRS 9.7% PRIDES - Other Debt Facilities US 5.8% Europe 4.2% Australia 7.0% New Zealand 8.0% Asia 6.1% Weighted Average Cost at 31 December 06 5.8% Other borrowing costs 30 bp

$Mill Dec 05 Dec 06 Comment PBITDA 637.3 580.6 Interest (106.5) (94.1) Lower debt & rate Tax (55.3) (34.5) Timing & profit Cash significant items - (79.2) Restructures Base capital expenditure (net) (193.7) (155.2) Sustained Movement in working capital (162.0) (66.9) Discipline Other (58.5) (26.1) Pension top ups Operating cash flow 61.3 124.6 Dividends (150.9) (156.6) Steady Free cash flow (89.6) (32.0) Divestments - 39.0 PET & Closures Growth capital - (58.2) Custom PET Movements in share capital (net) 12.2 (123.3) Buy backs Foreign exchange rate changes 8.5 (0.7) Movement in net debt (68.9) (175.2) Group Cash Flow – All Operations Movement in working capital relates to continuing operations

Management Format ($Mill) Statutory Format PBITDA 580.6 279.8 Net cash from operating Interest (94.1) Tax (34.5) Cash significant items (79.2) Base capital expenditure (net) (155.2) (174.4) Net cash from investing Movement in working capital (66.9) Other (26.1) Operating cash flow 124.6 Dividends (156.6) Divestments (39.0) Growth capital (58.2) Movement in share capital (net) (123.3) 52.1 Net cash from financing Foreign exchange rate changes (0.7) 53.3 Net cash increase Movement in net debt (175.2) 105.4 Net change in financing Management / Statutory Cash Presentation

Working Capital Performance Average working Capital/Sales (Before Factoring) % All operations 12.9 10.5 13.2 13.3 9.0 10.0 11.0 12.0 13.0 14.0 1H 03/04 1H 04/05 1H 05/06 1H 06/07

Return on Average Funds Employed PBIT/Average Funds Employed - Before significant items 02/03 and 03/04 AGAAP; thereafter AIFRS All Operations Pre Tax WACC Target 15% % 11.1 11.1 12.0 11.3 10.7 9.6 9.8 9.5 9.1 9.1 0 2 4 6 8 10 12 14 02/03 03/04 04/05 05/06 1H Dec 06

Amcor Asia – Movement in Average Funds Employed Asia average funds employed (SGDm) 332 AMVIG carrying value 19 Other movements (profits/dividends) 109 Cash paid AMVIG investment comprises 48 157 Assets contributed (Qingdao / Beijing) 425 176 Total average funds employed 87 122 Operating assets 6 9 Other investments (net) Dec 06 Dec 05 156 Fair Market Value uplift (AIFRS effects) 332 45 Investment in AMVIG (cost) (cost) * *

Amcor Asia – Returns Analysis 9.4 22.8 Reported returns RoAFE % 7.4 12.9 PAT return from associates – AIFRS % 20.0 20.0 Reported “PBIT” 12.5 3.5 PAT from share of associates 7.5 16.5 PBIT from operating business Dec 06 Dec 05 15.9 12.9 PAT return from associates – cost % Reported profits (SGDm)

Capital Structure 5.1x 50.2% 46.7% 7,167 470 6,697 2,661 464 3,572 June 06 5.6x 49.4% 45.6% 6,962 484 6,478 2,737 220 3,521 Dec 06 June 05 A$m 5.9x Interest cover: PBITDA** 54.2% Gearing + OBS items* 50.7% Gearing on Balance Sheet 7,378 Total Capital 525 OBS items* 6,853 Balance Sheet Capital 2,574 Net Debt 898 Convertible Securities 3,381 Equity *Operating and commercial property leases ** Convertible securities as interest plus off balance sheet interest

PACRS2 – Timetable on Track 23 Feb 19 Apr 27 Apr 30 Apr 1 May 23 Mar 28 Mar 12 Apr 1 Mar Record date for repurchase Record date for interest Last trading day Repurchase & interest payment Conversion Repurchase offer period Conversion pricing period Share buy back to extend

Financial Summary PBITDA modestly down despite external challenges Cash flow remains strong Improved capital management Tax rate maintained Interest cover improved Financial flexibility and capital structure capacity Well positioned for The Way Forward initiatives

The Way Forward - Summary Three year ‘get fit’ program 18 months in the key decisions have been announced Focus for next 18 months: Strengthening the portfolio Execution discipline Customers Cost Capital Discipline Culture EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Cultural Change

Summary of Portfolio Changes Out of: Metal Closures Asian Corrugated and Sacks PET in Europe and Australasia EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Cultural Change Into: Flexibles Eastern Europe Russia Tobacco Packaging China Eastern Europe Custom PET in North America Simplifying and strengthening the portfolio

Improved Geographic Presence Geographic Sales Split * Emerging markets are Asia, Eastern Europe, Russia and Latin America Emerging Markets Australasia North America Western Europe Emerging Markets Australasia North America Western Europe 2005 2009 (Approx)

Earnings Outlook Short term The turnarounds will deliver in line with expectations The market environment remains challenging Cost pressures Difficult conditions in some markets Expect improved performance on a continuing business basis over the same period last year

Summary – A Key Milestone Has Been Reached Good execution over the coming 18 to 24 months will enable Amcor to move forward with the next stage of development. All the key decisions have been made Programs to improve the operations and change the culture are underway For the next two years the organisation is focused on executing against these plans EXECUTION FOCUS Strong market positions Low cost Customer and market focused Capital discipline Cultural Change

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)
Date 20 February 2007
By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel